Exhibit 4

UNIT PURCHASE AGREEMENT

EXECUTION VERSION

UNIT PURCHASE AGREEMENT

dated as of July 25, 2006

by and among

BOYD GAMING CORPORATION,

COAST HOTELS AND CASINOS, INC.,

SILVERADO SOUTH STRIP, LLC,

AND

MICHAEL J. GAUGHAN

i

Section 11.8	Assignment	64
Section 11.9	Parties of Interest	64
Section 11.10	Counterparts	64
Section 11.11	Mutual Drafting	64
Section 11.12	Amendment	65
Section 11.13	Extension; Waiver	65
Section 11.14	Time of Essence	65

EXHIBITS

Exhibit 1.3(f)	License Agreement
Exhibit 1.3(g)	Transition Services Agreement
Exhibit 2.10(a)	General Bill of Sale and Assignment
Exhibit 2.10(b)	Assignment and Assumption Agreement (Assumed Contracts)
Exhibit 2.10(c)	Assignment and Assumption Agreement (Assumed Liabilities)
Exhibit 2.10(d)	Assignment and Assumption Agreement (Reservations and Promotions)
Exhibit 2.10(e)	Confirmation of Transfer of Guest Items
Exhibit 2.10(f)	Assumption of Post-Closing Progressive Gaming Liabilities
Exhibit 2.10(g)	Confirmation of Transfer of Guest Baggage
Exhibit 2.10(h)	Bill of Sale and Assignment (Vehicles)
Exhibit 2.10(i)	Assignment and Assumption Agreement (FCC Licenses)
Exhibit 2.10(k)	Assignment of Trademarks
Exhibit 3.2	Escrow Agreement
Exhibit 6.10(d)(1)	Stock Purchase Agreement
Exhibit 6.10(d)(2)	Note
Exhibit 10.1(A)	Title Commitment
Exhibit 10.1(B)	UCC Search
Exhibit 10.4	2003 Survey

v

UNIT PURCHASE AGREEMENT

THIS UNIT PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of July 25, 2006, by and among BOYD GAMING CORPORATION, a Nevada corporation (“Seller Parent”), COAST HOTELS AND CASINOS, INC., a Nevada corporation and indirect, wholly owned Subsidiary of Seller Parent (“Seller”), Silverado South Strip, LLC, a Nevada limited liability company and wholly owned Subsidiary of Seller (“LLC”), and Michael J. Gaughan, an individual (“Buyer”). Collectively, Seller Parent, Seller, LLC and Buyer are referred to in this Agreement as the “parties.” Capitalized terms used herein are defined in Section 11.1.

WHEREAS, Seller owns and operates the South Coast Hotel & Casino in Las Vegas, Nevada (the “Business”);

WHEREAS, Seller owns all of the issued and outstanding membership units of LLC (the “LLC Units”);

WHEREAS, immediately prior to the Closing, and as a condition precedent thereto, Seller will transfer to LLC all of Seller’s rights, title and interest in the Assets and LLC will assume the Assumed Liabilities as set forth herein; and

WHEREAS, this Agreement sets forth the terms and conditions pursuant to which Buyer will purchase from Seller all of the outstanding LLC Units at the Closing (the “Sale”).

NOW, THEREFORE, the parties hereto, in consideration of the premises and of the mutual representations, warranties and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agree as follows:

ARTICLE I

PURCHASE AND SALE OF UNITS

Section 1.1 Purchase and Sale of Units. Upon the terms and subject to the satisfaction or waiver, if permissible, of all the conditions set forth herein, at the Closing, Seller will sell, transfer and convey to Buyer, and Buyer will purchase from Seller, all of the outstanding LLC Units for the consideration specified in Section 3.1.

Section 1.2 Closing. Unless this Agreement is earlier terminated pursuant to Article VIII hereof, the closing of the purchase and sale of the LLC Units shall take place on the third (3rd) Business Day following satisfaction or waiver of the conditions set forth in Article VII hereof (other than those conditions to be satisfied or waived at the Closing), at 9:00 a.m. (Pacific Time), at the offices of Morrison & Foerster LLP, 19900 MacArthur Blvd., Irvine, California 92612, unless another time or place shall be agreed to by the parties (the “Closing Date”); provided, however, that Seller may postpone the Closing Date as set forth in Section 10.2. For the purposes of this Agreement, the effective time of the closing of the purchase and sale of the LLC Units (the “Closing”) shall be deemed to occur at 12:01 a.m. (Pacific Time) on the Closing Date.

Section 1.3 Deliveries by Seller and LLC. At the Closing, Seller will deliver, or cause LLC to deliver, in either case unless previously delivered, to Buyer the following:

(a) membership certificates, if applicable, representing the LLC Units, accompanied by unit transfer powers duly executed in blank, and otherwise in form reasonably acceptable to Buyer for transfer on the books of LLC;

(b) copies of the Articles of Incorporation, Bylaws, Articles of Organization, operating agreement or other comparable organizational or governing documents of each of Seller, Seller Parent and LLC, certified as of a date within fifteen (15) days prior to the Closing Date by the Secretary of State of the State of Nevada;

(c) the officer’s certificates referred to in Section 7.2(a) and Section 7.2(b);

(d) resignations effective as of the Closing Date from each and all of the officers and managers of LLC;

(e) copies of each of the documents to be delivered pursuant to Section 2.10;

(f) an executed original of the license agreement in the form attached as Exhibit 1.3(f) (the “License Agreement”);

(g) an executed original of the Transition Services Agreement in the form attached as Exhibit 1.3(g) (the “Transition Services Agreement”), pursuant to which Seller may, subject to the following proviso, provide certain transitional services to LLC with respect to the Business following the Closing for the limited period of time set forth therein; provided that Buyer shall have specified at least ten (10) days prior to the Closing any payroll administration or advertising services to be provided thereunder, or the parties thereto shall have otherwise mutually agreed on other services to be provided thereunder; and

(h) all other previously undelivered documents, instruments or writings required to be delivered by Seller, Seller Parent or LLC to Buyer at or prior to the Closing pursuant to this Agreement or otherwise required in connection herewith.

Section 1.4 Deliveries by Buyer. At the Closing, Buyer shall deliver, or cause to be delivered, to Seller (unless previously delivered) the following:

(a) an executed original of the License Agreement;

(b) an executed original of the Transition Services Agreement, subject to the proviso contained in Section 1.3(g);

(c) the Purchase Price, including the Note;

(d) the officer’s certificates referred to in Section 7.3(a) and Section 7.3(b);

(e) a duly executed resignation, in form and substance satisfactory to Seller, from each Transferred Employee that holds any position as an officer and/or director of Seller, Seller Parent or any of their respective Subsidiaries;

(f) written instructions to Seller Parent to apply the principal amount of the Note to the Purchase Price; and

(g) all other previously undelivered documents, instruments or writings required to be delivered by Buyer to Seller at or prior to the Closing pursuant to this Agreement or otherwise required in connection herewith.

ARTICLE II

CERTAIN CLOSING TRANSACTIONS

Section 2.1 Transfer of Assets. Upon the terms and subject to the conditions set forth in this Agreement, immediately prior to the Closing, Seller shall, and Seller Parent shall cause Seller to, convey, assign, transfer and deliver to LLC (the “Transfer”), and LLC shall acquire from Seller, all of Seller’s right, title and interest in and to all rights and assets used or held for use in connection with the Business, including but not limited to the rights and assets set forth below, whether now existing or hereafter acquired, but excluding the Excluded Assets (each an “Asset” and collectively, the “Assets”):

(a) the Property;

(b) the Assumed Contracts;

(c) the Acquired Personal Property;

(d) the Accounts Receivable;

(e) all cash, cash equivalents, bank deposits or similar cash items of the Business as of the Closing (whether or not reflected on the financial statements of Seller as of the Closing Date), including but not limited to chips and tokens of other casinos;

(f) the Transferred Intellectual Property, including the Transferred Customer Database;

(g) the Vehicles;

(h) copies of all books and records related exclusively to the Assets, the Business or the Assumed Liabilities (including without limitation, all architectural, structural, service manuals, engineering and mechanical plans, electrical, soil, environmental, and similar reports, studies and audits), all plans and specifications for the Hotel/Casino (including all working drawings), and all human resources and other employee-related files and records relating to the Transferred Employees, in each case except to the extent prohibited by Law; and

(i) any rights, claims, rebates, discounts and credits (including all indemnities, warranties and similar rights), performance and other bonds, security and other deposits, advance payments, and prepaid rents in favor of Seller or any of its Affiliates or any of their respective Representatives to the extent exclusively relating to the Assets, the Business or any Assumed Liabilities; and

(j) the assets set forth on Schedule 2.1(j) (the “Designated Personal Property”).

Section 2.2 Excluded Assets. Notwithstanding anything to the contrary contained in this Agreement, from and after the Closing, Seller or its Affiliates shall retain all of its right, title and interest in and to the following assets (the “Excluded Assets”), which Excluded Assets shall not be transferred to LLC pursuant to the Transfer:

(a) the Excluded Contracts;

(b) any rights, claims and credits (including all indemnities, warranties and similar rights) in favor of Seller or any of its Affiliates or any of their respective Representatives to the extent relating to any other Excluded Asset, any Excluded Liability or any matter to the extent Seller and Seller Parent indemnify any Buyer Indemnified Party pursuant to this Agreement;

(c) any refund or credit of Taxes of Seller or attributable to the Assets for the Pre-Transfer Tax Period or otherwise constituting Excluded Liabilities;

(d) all human resources and other employee-related files and records, other than such files and records related to the Transferred Employees;

(e) the Excluded Personal Property;

(f) the Excluded Intellectual Property; and

(g) any assets set forth on Section 2.2(g) of the Seller Disclosure Letter.

Section 2.3 Retention of Assets. Notwithstanding anything to the contrary contained in this Agreement, Seller may retain, at its expense, one archival copy of all Assumed Contracts and other documents or materials conveyed hereunder (including, without limitation, the Transferred Customer Database) and all historical records of customers (which Seller will retain the right to use, including in connection with its marketing and loyalty programs), in each case which (a) are used in connection with Seller’s or its Affiliates’ businesses or (b) Seller in good faith determines it is reasonably likely to need in connection with the defense (or any counterclaim, cross-claim or similar claim in connection therewith) of any suit, claim, action, proceeding or investigation against or by Seller or any of its Affiliates pending or threatened as of the Closing Date.

Section 2.4 Assignability and Consents.

(a) Notwithstanding anything to the contrary contained in this Agreement, if the sale, conveyance, assignment or transfer or attempted sale, conveyance, assignment or transfer to LLC of any Asset is (i) prohibited by any applicable Law or (ii) would require any authorizations, approvals, consents or waivers from a third party and such authorizations, approvals, consents or waivers shall not have been obtained prior to the Closing Date (each, a “Non-Assignable Asset”), then, in either case, the Transfer shall proceed, but the Transfer shall not constitute the conveyance, assignment, transfer or delivery of such Non-Assignable Asset, and this Agreement shall not constitute a conveyance, assignment, transfer or delivery of such Non-Assignable Asset unless and until such authorization, approval, consent or waiver is obtained. After the Closing Date, Seller and Seller Parent shall use commercially reasonable efforts to obtain any such authorizations, approvals, consents or waivers related to the Non-Assignable Assets, and Seller and Seller Parent shall use commercially reasonable efforts to arrange for LLC to receive the interest of Seller or its Affiliates in the benefits under such Non-Assignable Assets under a mutually agreeable arrangement with Buyer until such time as such third party consent, approval or waiver shall have been obtained, and Seller and Seller Parent shall cooperate with LLC in any such mutually agreeable arrangement, and, in such case, LLC shall be responsible for the performance under and any payments required to be made pursuant to any Non-Assignable Asset to the extent mutually agreed to by Seller and LLC. Seller shall, and shall cause its Affiliates to, promptly pay over to LLC the gross amount of all payments received by it or them in respect of all Non-Assignable Assets with respect to any obligations performed by LLC after the Closing pursuant to this Section 2.4. Notwithstanding the foregoing, this Section 2.4 shall not apply to any authorizations, approvals, consents or waivers that are conditions to consummating the transactions under this Agreement pursuant to Article VII.

(b) Once authorization, approval or waiver of or consent for the sale, conveyance, assignment or transfer of any such Non-Assignable Asset is obtained, Seller shall, or shall cause its Affiliates to, convey, assign, transfer and deliver such Non-Assignable Asset to LLC at no additional cost to Buyer or LLC. Notwithstanding anything to the contrary contained in this Agreement, LLC shall not assume any Liabilities under a Non-Assignable Asset until it has been assigned to LLC; provided, however, that, until such assignment, LLC shall be liable to Seller for performing its obligations under any mutually agreeable arrangements respecting any Non-Assignable Asset to the extent set forth in Section 2.4(a).

(c) Buyer understands and agrees that it is solely Buyer’s responsibility to obtain any and all licenses, permits and operating agreements necessary to conduct business at the Property and otherwise operate the Business from and after the Closing Date, including, without limitation, replacement software license agreements for the software which will replace the Excluded Software and other license agreements covering other Excluded Intellectual Property.

(d) Seller, Seller Parent and Buyer each agree that it will not, and Seller and Seller Parent will cause LLC not to, enter into any Contract from the date hereof through the Closing that constitutes a Non-Assignable Asset, provided that, notwithstanding the foregoing, Buyer, in his sole discretion, may enter, in his own name or in the name of LLC or one of his Affiliates, into any Contract with respect to the Business or LLC that will become effective only if the Closing occurs and is solely related to the post-Closing operations of the Business and does not create any obligation thereunder for Seller Parent, Seller or any of their Affiliates (excluding LLC after the Closing), and shall be and remain fully liable for all obligations under any such Contract; and provided further, that entry into any such Contract shall in no event be deemed to result in a breach of any representation, warranty or agreement of Seller or Seller Parent hereunder.

Section 2.5 Removal of Excluded Assets and Designated Personal Property.

(a) All items located at the Property that constitute Excluded Assets shall be removed within thirty (30) days after the Closing Date by Seller or its Representatives, upon reasonable notice, with Seller making or causing to be made any repairs to the Assets necessitated by such removal in a manner reasonably satisfactory to Buyer, but without any obligation on the part of Seller to replace any item so removed; provided that: (a) there shall be no material interference with Buyer’s operation of the Business after the Closing, and (b) the costs of removal and any repair necessitated by such removal shall be borne solely by Seller. Buyer shall provide, upon reasonable notice, the removing party with reasonable access at reasonable times to the Property for any such removal or repair. Seller recognizes that Buyer will be replacing Excluded Software and that Buyer desires that its replacement software will be operational as of the Closing. Seller agrees to cooperate reasonably with Buyer in effecting the transition from Excluded Software to replacement software and to use reasonable efforts to minimize disruption to the operations of the Business, including providing Buyer and its Representatives, upon reasonable notice, access to the Property at reasonable times and on reasonable notice; provided that: (x) there shall be no material interference with Seller’s operation of the Business before the Closing; (y) the costs of removal and any repair necessitated by such removal shall be borne solely by Buyer; and (z) Seller shall not be required to reveal proprietary information to Buyer in the course of such removal. Seller will not de-install third party Excluded Software that is now installed on personal computers at the Property and Buyer agrees that Buyer will either obtain new licenses for such Excluded Software or cease to use such Excluded Software following the Closing.

(b) All items that constitute Designated Personal Property and all personal effects of Buyer shall be removed from Seller’s or its Affiliates’ facilities, as applicable, within thirty (30) days after the Closing Date by Buyer, upon reasonable notice, with Buyer making or causing to be made any repairs necessitated by such removal in a manner reasonably satisfactory to Seller, but without any obligation on the part of Buyer to replace any item so removed; provided that: (a) in connection with such removal and repair, there shall be no material interference with the operation of the facility at which the applicable Designated Personal Property or personal effect is located, and (b) the costs of removal and any repair necessitated by such removal shall be borne solely by Buyer. Seller shall provide, and shall cause its applicable Affiliates to provide, upon reasonable notice, Buyer with reasonable access at reasonable times to the applicable facilities for any such removal or repair.

Section 2.6 Assumption of Liabilities.

(a) Upon the terms and subject to the conditions set forth in this Agreement, as of the Closing Date, Seller shall assign to LLC and LLC shall assume the following Liabilities (the “Assumed Liabilities”) without any proration or adjustment to the Purchase Price:

(i) all Liabilities relating to any of the Assets accruing, arising out of, or relating to events or occurrences happening from and after the Closing Date, including, but not limited to, all obligations and burdens accruing, arising out of, or relating to any Assumed Contracts from and after the Closing Date;

(ii) all Liabilities of Seller for replacement of, or refund for, damaged, defective or returned goods from and after the Closing Date;

(iii) all Liabilities of Seller with respect to reservations relating to the Property made prior to the Closing Date by Seller in the Ordinary Course of Business for dates on or after the Closing Date, including, without limitation, room, facilities, services, entertainment, equestrian, banquet and food service reservations;

(iv) except as expressly provided in this Agreement, all Liabilities for Taxes arising out of or relating to the ownership of the Assets from and after the Closing Date;

(v) all construction costs and payables of the Business other than those that represent Budgeted Construction Costs;

(vi) all Liabilities for Accounts Payable of the Business (excluding payables representing Budgeted Construction Costs) outstanding as of the Closing Date;

(vii) all Liabilities arising out of or related to the employment of the Transferred Employees from and after the Closing; and

(viii) to the extent not otherwise covered by clauses (i) through (vii), all Liabilities reflected in the Working Capital and Cash Statement.

(b) Except for the Assumed Liabilities, LLC, from and after the Closing, shall not assume and shall not be liable or responsible for, and Seller, from and after the Closing, shall retain, any Liabilities of the Business, Seller, Seller Parent or any of their Affiliates, including, without limitation, all of the following Liabilities (“Excluded Liabilities”):

(i) all Liabilities relating to any of the Assets accruing, arising out of, or relating to events or occurrences happening prior to the Closing Date, including, but not limited to, all obligations and burdens accruing from, arising out of, or relating to any Assumed Contracts prior to the Closing Date;

(ii) any Liability of Seller or any of its Affiliates arising out of or relating to the employment of the Reserved Employees from and after the Closing or the Reserved Employees and Transferred Employees prior to the Closing, including without limitation any bonuses earned under Seller Parent’s annual incentive plan by Transferred Employees for any period prior to the Closing (treating those Transferred Employees not set forth on Section 6.4(a) of the Buyer Disclosure Letter, as supplemented, as if employed by Seller as of December 31, 2006);

(iii) except as expressly provided in this Agreement, any Liability for Taxes imposed upon Seller or its Affiliates, or attributable to, arising out of, relating to the ownership of, or imposed upon the Assets relating to any period ending on or prior to the Closing Date;

(iv) any Liability of Seller or any of its Affiliates that relates to any Excluded Asset; and

(v) any Budgeted Construction Costs, whether arising before or after the Closing.

Section 2.7 Delivery of Deed and Title Policy. Seller shall deliver or cause to be delivered to LLC the executed and recorded original deed for the Land and an original of the Title Policy as soon as reasonably practicable following the Closing.

Section 2.8 Termination of Certain Agreements. Effective immediately prior to the Closing, Seller and/or LLC will cause the Contracts set forth on Section 2.8 of the Seller Disclosure Letter to be terminated and LLC and the LLC Units to be released from any liability, restriction or required performance thereunder. Evidence of such termination and release, in form and substance reasonably satisfactory to Buyer, shall be furnished by Seller or LLC, as applicable, at the Closing.

Section 2.9 Construction Costs. Seller shall be responsible for the payment of all Budgeted Construction Costs and such costs shall be an Excluded Liability hereunder. Buyer shall be responsible for the payment of all other costs incurred at any time under construction and similar Contracts related to the Business, other than capital expenditures permitted under Section 6.1. For the purposes of this Agreement, “Budgeted Construction Costs” means those construction costs of the Business, up to an aggregate amount of Five Hundred Ninety Million Nine Hundred Sixty-Seven Thousand One Hundred Seventy-Eight Dollars ($590,967,178), associated with the acquisition, design, planning, approval, permitting and construction of the Property and infrastructure improvements in connection therewith as shown in the schedule attached as Section 2.9 of the Seller Disclosure Letter. At least three (3) Business Days prior to the Closing, Buyer and Seller shall mutually agree upon the aggregate dollar amount of construction obligations for which Seller shall remain liable as of the Closing under this Agreement.

Section 2.10 Transfer Deliveries at Closing. The following documents and deliverables, will be executed and delivered at the Closing by LLC and Seller in connection with the Transfer, as indicated:

(a) Bill of Sale for Personal Property. A Bill of Sale and Assignment in the form attached as Exhibit 2.10(a) executed by Seller conveying to LLC all of Seller’s right, title and interest in and to the Acquired Personal Property.

(b) Assumed Contracts. Counterparts of the assignment and assumption agreements in the form attached as Exhibit 2.10(b) to transfer the Assumed Contracts to LLC executed by Seller and LLC (and LLC agrees to execute and deliver such other assumption agreements or other documents reasonably required by any third party to effectuate the assumption of the Liabilities under the Assumed Contracts).

(c) Assignment and Assumption Agreement. An Assignment and Assumption Agreement in the form attached as Exhibit 2.10(c) executed by Seller and LLC relating to the Assumed Liabilities.

(d) Reservations, Promotional Liabilities and Frequent Player Awards. Counterparts of a reservations and promotions assignment and assumption agreement in the form attached as Exhibit 2.10(d) executed by Seller and LLC.

(e) Transfer of Guest Safe Deposit Items. A Transfer of Guest Items executed by LLC in the form attached as Exhibit 2.10(e) confirming the transfer of guest safe or safety deposit box contents.

(f) Assumption of Post-Closing Progressive Gaming Liabilities. An assumption of post-closing progressive gaming liabilities executed by LLC in the form attached as Exhibit 2.10(f).

(g) Transfer of Guest Baggage. A confirmation by LLC and Seller of the transfer of guest baggage entrusted to Seller in the form attached as Exhibit 2.10(g).

(h) Vehicle Titles. Certificates of title executed by Seller, endorsed for transfer to LLC, for all Vehicles along with a Bill of Sale therefor in the form attached as Exhibit 2.10(h).

(i) FCC Licenses. As to each Federal Communications Commission license applicable to the Property for which an approval or consent is required and has been issued prior to the Closing, an assignment and assumption of such licenses in the form attached as Exhibit 2.10(i).

(j) Transferred Customer Database. A copy delivered by Seller (in electronic form) of all of the Transferred Customer Database, which shall be transferred to LLC in the same format that existed in the Customer Database as of July 1, 2006.

(k) Assignment of Trademarks. A trademark assignment executed by Seller with respect to the “MICHAEL’S RESTAURANT” mark in the form attached hereto as Exhibit 2.10(k), and Seller shall cooperate with LLC in the recordation of such assignment with the U.S. Patent and Trademark Office and any state entity with which trademarks must be filed.

Section 2.11 Proration of Property Taxes. All real and personal property Taxes, ad valorem Taxes and any other Taxes and assessments that are customarily prorated as of the Closing Date (collectively “Property Taxes”) shall be allocated and prorated between Seller and LLC as of 12:01 (a.m.) Pacific Time on the Closing Date on the basis of the fiscal year for which they are assessed. In connection therewith, Buyer shall reimburse Seller for any prepayment of Property Taxes attributable to the Post-Transfer Tax Period. This proration of Property Taxes shall be subject to adjustment after the Closing Date when the final tax bill for the year of the Closing becomes available. Seller or LLC, as applicable, shall pay promptly to the other party any amounts due as a result of such adjustments. Any Property Tax refunds or rebates relating to any Pre-Transfer Tax Period shall be the property of Seller, and Buyer shall pay promptly to Seller any such amounts (or portions thereof) that it receives after the Closing. Any Property Tax refunds or rebates relating to any Post-Transfer Tax Period shall be the property of Buyer, and Seller shall pay promptly to Buyer any such amounts (or portions thereof) that it receives.

ARTICLE III

PURCHASE PRICE

Section 3.1 Purchase Price. The Purchase Price for the Sale (the “Purchase Price”) shall be an amount equal to the sum of (a) the Net Offering Proceeds plus (b) the principal amount of the Note, plus (c) the Cash Makeup Amount, if any; provided that the Purchase Price shall not be less than Five Hundred Million Dollars ($500,000,000) (the “Minimum Proceeds”); and provided, further, that the Purchase Price shall be subject to the adjustment set forth in Section 3.3. At the Closing, (x) Buyer and Seller Parent shall direct the Escrow Agent to deliver or cause to be delivered to Seller both the Net Offering Proceeds and the Cash Makeup Amount, if any, by electronic transfer of immediately available funds to an account designated by Seller, (y) Buyer and Seller Parent shall direct the Escrow Agent to deliver or cause to be delivered to Seller the Note for cancellation by Seller Parent, and (z) Buyer shall deliver written instructions to Seller Parent to apply the principal amount of the Note to the Purchase Price.

Section 3.2 Escrow. At or prior to the consummation of the Offering, Seller, Seller Parent and Buyer shall enter into an Escrow Agreement with Wells Fargo Bank, N.A. or another Person mutually acceptable to Buyer and Seller (the “Escrow Agent”) in substantially the form attached hereto as Exhibit 3.2 (the “Escrow Agreement”). Upon the consummation of the Offering in accordance with the provisions of Section 6.10, Buyer shall deposit the Net Offering Proceeds, the Cash Makeup Amount, if any (collectively, with the Net Offering Proceeds, the “Escrow Amount”) into escrow pursuant to the terms of the Escrow Agreement. The Note shall be deposited as set forth in Section 6.10(d) into escrow pursuant to the terms of the Escrow Agreement.

Section 3.3 Working Capital and Cash Adjustment.

(a) As promptly as practicable, but in no event later than thirty (30) days following the Closing Date, Seller shall cause the following to be prepared and delivered to Buyer (collectively, the “Working Capital and Cash Statement”): (i) a statement of each of the Working Capital and the Cash as of the Closing Date, each calculated on a basis consistent with the accounting methods used in the preparation of the financial statements of the Business for the quarter ended June 30, 2006 (the “Q2 Financials”), and the preparation in accordance with generally accepted accounting principles in the United States (“GAAP”) of Seller Parent’s most recent audited annual financial statements; and (ii) a statement based on such Working Capital and Cash Statement which sets forth in reasonable detail the calculation of each of the Working Capital and the Cash as of the Closing Date. Except as set forth below, the Working Capital and Cash Statement shall be deemed to be and shall be final, binding and conclusive on the parties hereto upon the earliest to occur of the following (such date, the “Final Resolution Date”): (w) Buyer’s delivery of a written notice to Seller of its approval of the Working Capital and Cash Statement; (x) the failure of Buyer to notify Seller in writing of a dispute with the Working Capital and Cash Statement within thirty (30) days after the delivery of the Working Capital and Cash Statement to Buyer; (y) the resolution of all disputes, pursuant to Section 3.3(b), by Buyer and Seller; and (z) the resolution of all disputes, pursuant to Section 3.3(b), by the Independent Accounting Firm.

(b) Buyer may dispute any amounts reflected on the Working Capital and Cash Statement by delivery of a written notice thereof to Seller providing reasonable detail regarding the disputed amounts and Buyer’s position with respect thereto (a “Working Capital and Cash Statement Dispute Notice”). If Buyer delivers a Working Capital and Cash Statement Dispute Notice to Seller, Buyer and Seller shall attempt in good faith to reconcile such dispute. If Buyer and Seller are unable to reach a resolution on all disputed items within thirty (30) days after the delivery of the Working Capital and Cash Statement Dispute Notice to Seller, Buyer and Seller shall as soon as practicable thereafter (and in any event within five (5) Business Days) submit their respective determinations and calculations and the items remaining in dispute for resolution to Ernst & Young LLP or such other independent accounting firm of national reputation as mutually agreed by Buyer and Seller (the “Independent Accounting Firm”). The parties hereto shall cause the Independent Accounting Firm to submit a report to Buyer and Seller, with a determination solely regarding the remaining disputed items (based solely on the principles of calculation specified in this Agreement with regard to such disputed items), within thirty (30) days after submission of the matter to the Independent Accounting Firm, and such report shall be final, binding and conclusive on the parties hereto. The fees, costs and expenses of the Independent Accounting Firm shall be paid by Buyer and Seller in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by each such party as finally determined by the Independent Accounting Firm bears to the total amount of such remaining disputed items.

(c) The Purchase Price shall be increased or decreased, as applicable, on a dollar-for-dollar basis, by (i) the amount by which the Working Capital as of the Closing Date as reflected in the Working Capital and Cash Statement as finally determined pursuant to Section 3.3(b) is over One Hundred Thousand Dollars ($100,000) greater or less than negative Four Million One Hundred Sixty-Nine Thousand Four Hundred and Five Dollars ($(4,169,405)) and (ii) the amount by which the Cash as of the Closing Date as reflected in the Working Capital and Cash Statement as finally determined pursuant to Section 3.3(b) is greater or less than Ten Million Six Hundred Fifty-Four Thousand Seven Hundred Thirty Nine Dollars ($10,654,739). Any such adjustment pursuant to clause (i) above shall be netted against any adjustment pursuant to clause (ii) above, and the resulting net adjustment to the Purchase Price is referred to in this Agreement as a “Working Capital and Cash Adjustment”. If the Purchase Price increases as a result of a Working Capital and Cash Adjustment, Buyer shall pay any additional amount due to Seller, by wire transfer of immediately available funds to an account designated by Seller, within three (3) Business Days of the Final Resolution Date. If the Purchase Price decreases as a result of a Working Capital and Cash Adjustment, Seller shall pay any amount due to Buyer by wire transfer of immediately available funds to an account designated by Buyer, within three (3) Business Days of the Final Resolution Date. The party required to make a payment under this Section 3.3(c) shall also pay interest on such amount required to be paid from and including the Closing Date but excluding the date of payment thereof at the prime lending rate as published on the date of payment in The Wall Street Journal.

(d) For the purposes of this Agreement:

(i) “Working Capital” means current assets of the Business, excluding Cash, minus current liabilities of the Business as calculated using the accounts and line items, and in the manner, shown in Section 3.3(d) of the Seller Disclosure Letter; provided that Excluded Assets and Excluded Liabilities shall not be included in current assets or current liabilities, respectively, of the Business for the purpose of such calculation; and

(ii) “Cash” means all cash, cash equivalents, bank deposits or similar cash items of the Business.

Section 3.4 Allocation of Purchase Price. The parties intend the transactions contemplated by this Agreement to constitute a sale of assets for federal income and applicable state tax purposes and for LLC to constitute a disregarded entity for federal income and applicable state tax purposes. None of the parties hereto shall make any tax election or take a position in any Tax Return which is contrary to the intent expressed in the foregoing sentence without the written consent of each of the other parties hereto (which consent shall not be unreasonably withheld or delayed). As soon as reasonably practicable after the Final Resolution Date, Seller shall provide to Buyer for Buyer’s review and approval (which approval shall not be unreasonably withheld or delayed) a proposed allocation of the Purchase Price, as adjusted pursuant to Section 3.3, among the various classes of Assets (as such classes are defined for the purposes of Section 1060 of the Code). All allocations made pursuant to this Section 3.4 shall be made in accordance with the requirements of Section 1060 of the Code. None of the parties shall take a position on any Tax Return (including but not limited to any IRS Form 8594), before any Governmental Entity or in any Legal Proceeding that is in any manner inconsistent with such allocation without the written consent of each of the other parties to this Agreement or unless specifically required pursuant to a binding determination by an applicable Governmental Entity. The parties hereto shall promptly advise each other of the existence of any Tax audit, controversy or litigation related to any allocation hereunder. Notwithstanding anything in this Agreement to the contrary, any dispute arising under this Section 3.4 shall be resolved in the same manner as disputes are resolved pursuant to Section 3.3(b).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

SELLER AND SELLER PARENT

Seller and Seller Parent represent and warrant to Buyer that the statements contained in this Article IV (a) are true and correct as of the date hereof and (b) will be true and correct as of the Closing, in each case except as set forth herein and in the disclosure letter delivered by Seller and Seller Parent to Buyer concurrently with the execution and delivery of this Agreement (the “Seller Disclosure Letter”). The Seller Disclosure Letter is arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article IV.

Section 4.1 Organization of Seller, Seller Parent and LLC. Seller, Seller Parent and LLC are duly organized, validly existing and in good standing under the laws of the jurisdictions of their formation and have all requisite corporate or limited liability company power, as applicable, and authority to own, lease and operate their properties and to carry on their business as now being conducted and as proposed to be conducted prior to the Closing. Seller, Seller Parent and LLC are each duly qualified or licensed to do business and are in good standing in each jurisdiction in which the property owned, leased or operated by them or the nature of the business conducted by them makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing would not have a Seller Material Adverse Effect. LLC does not have any Subsidiaries. Seller has at all relevant times treated LLC as a disregarded entity for federal and state income tax purposes and has not made an election to treat LLC as an association taxable as a corporation pursuant to Treasury Regulations Section 301.7701-3 or any similar provisions under state law.

Section 4.2 Authority; No Conflict; Required Filings and Consents.

(a) LLC, Seller and Seller Parent have all requisite limited liability company or corporate power, as applicable, and authority to enter into this Agreement, to perform their obligations hereunder and the agreements contemplated hereby and to consummate the transactions to which they are a party that are contemplated by this Agreement and the agreements contemplated hereby. The execution and delivery of this Agreement by LLC, Seller and Seller Parent and the consummation by LLC, Seller and Seller Parent of the transactions to which they are a party that are contemplated by this Agreement have been duly authorized by all necessary limited liability company and corporate action on the part of LLC, Seller and Seller Parent. This Agreement has been duly executed and delivered by LLC, Seller and Seller Parent and, assuming this Agreement constitutes the valid and binding obligation of Buyer, constitutes the valid and binding obligation of LLC, Seller and Seller Parent, enforceable against LLC, Seller and Seller Parent in accordance with its terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.

(b) The execution and delivery of this Agreement by LLC, Seller and Seller Parent does not, and the consummation by LLC, Seller and Seller Parent of the transactions to which they are a party that are contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the articles of incorporation, operating agreement, bylaws or other organizational documents of LLC, Seller or Seller Parent, (ii) subject to receipt of the consents set forth in Section 4.2(b) of the Seller Disclosure Letter, result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, Contract (including any Assumed Contract) or obligation to which LLC, Seller or Seller Parent is a party or by which they or any of the Assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 4.2(c), conflict with or violate any permit, authorization, registration, notice, certificate, exemption, concession, franchise, license, judgment, or Law applicable to Seller, Seller Parent, LLC or the Assets, except in the case of clauses (ii) and (iii) for any such breaches, conflicts, violations, defaults, terminations, cancellations, accelerations, losses or failures to obtain any such consent or waiver which (x) would not, individually or in the aggregate, be reasonably likely to have a Seller Material Adverse Effect, or (y) would not materially impair or materially delay the Closing.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency, regulatory body, commission,

quasi-governmental authority gaming authority or other governmental authority or instrumentality (“Governmental Entity”) is required by or with respect to LLC, Seller or Seller Parent in connection with the execution and delivery of this Agreement by LLC, Seller and Seller Parent or the consummation by LLC, Seller and Seller Parent of the transactions to which they are a party that are contemplated hereby, except for (i) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), (ii) any approvals and filing of notices required under applicable Gaming Laws, (iii) such consents, approvals, orders, authorizations, permits, filings, declarations or registrations related to, or arising out of, compliance with (A) statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or (B) statutes, rules or regulations of Clark County, Nevada, (iv) such other filings, consents, approvals, orders, authorizations, permits, registrations and declarations as may be required under the Laws of any jurisdiction in which Seller Parent conducts any business or owns any assets, the failure of which to make or obtain would not, individually or in the aggregate, be reasonably likely to have a Seller Material Adverse Effect, (v) filings with the Commission in connection with the Offering and the other transactions contemplated hereby (the “SEC Filings”) and (vi) any consents, approvals, orders, authorizations, registrations, permits, declaration or filings required by Buyer or any of his Affiliates or any Persons who will be Transferred Employees (including, without limitation, under applicable Gaming Laws).

Section 4.3 Property.

(a) To the knowledge of Seller and Seller Parent, there are no material Contracts with any Governmental Entity affecting the use or ownership of the Property.

(b) To the knowledge of Seller, there are no Contracts, commitments, letters of intent or other obligations outstanding for the sale, exchange, material encumbrance, lease or transfer of the Property, or any portion of it, other than Contracts and obligations entered into after the date of this Agreement in compliance with Section 6.1.

Section 4.4 Title to Assets. To the knowledge of Seller, Seller prior to the Transfer, and LLC at the Closing, has, or will have, sufficiently good and valid title to, or an adequate leasehold interest in, the Assets free and clear of all Liens and Encumbrances except for Permitted Liens and Permitted Encumbrances.

Section 4.5 Contracts.

(a) To the knowledge of Seller and Seller Parent, Section 4.5(a) of the Seller Disclosure Letter (as supplemented or modified by Seller, subject to the reasonable approval of Buyer, no later than ten (10) days following the date hereof) lists all of the Contracts that are material to the Business as presently conducted (collectively, the “Material Contracts”).

(b) No party to any Material Contract has asserted in writing to Seller Parent or, to the Knowledge of Seller Parent, to Seller that Seller, Seller Parent or LLC is in default in any material respect of any Material Contract that is included in the Assets, and to the knowledge of Seller and Seller Parent, there exists no default or event of default or event, occurrence, condition or act with respect to Seller, Seller Parent or LLC or, with respect to the other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or conditions, would become a material default or material event of default under any Material Contract.

(c) To the knowledge of the Seller and Seller Parent, each Material Contract is in full force and effect and is a legal, valid and binding obligation of Seller or Seller Parent, as the case may be, and each other party thereto, enforceable against each party in accordance with its terms, except (i) as rights to indemnity thereunder may be limited by applicable Law or the public policies embodied therein, (ii) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and (iii) as the remedy of specific performance and other forms of injunctive relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.6 Employee Benefits. Except as set forth in Section 4.6 of the Seller Disclosure Letter, to the knowledge of Seller and Seller Parent, there are no (a) “employee welfare benefit plans,” within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder (“ERISA”); (b) “employee pension benefit plans,” within the meaning of Section 3(2) of ERISA; and (c) material bonus, stock option, stock purchase, restricted stock, incentive, fringe benefit, profit-sharing, pension or retirement, deferred compensation, medical, life insurance, disability, accident, salary continuation, severance, accrued leave, vacation, sick pay, sick leave, supplemental retirement and unemployment benefit plans, programs, arrangements, commitments and/or practices (whether or not insured) in which Property Employees participate (all of the foregoing plans, programs, arrangements, commitments, practices, contracts and agreements referred to in clauses (a), (b) and (c) above are collectively referred to as the “Employee Benefit Plans”). Neither Seller Parent (with respect to employees other than employees of Seller), nor, to the knowledge of Seller and Seller Parent, neither LLC, Seller, Seller Parent (with respect to employees of Seller), or any other person or entity that, together with Seller or Seller Parent, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code, has incurred any material Liability under, arising out of or by operation of Title IV of ERISA, other than Liability for premiums to the Pension Benefit Guaranty Corporation arising in the Ordinary Course of Business, including any material Liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA or (ii) the withdrawal from any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), in each case, that remains unsatisfied, and no fact or event exists that would reasonably be expected to give rise to any such Liability.

Section 4.7 Brokers. None of Seller, Seller Parent or LLC, nor any of their Representatives, has employed any broker, financial advisor or finder or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement, except that Seller Parent has retained Deutsche Bank Securities Inc. as financial advisor.

Section 4.8 Units. The authorized capital of LLC consists solely of one hundred (100) LLC Units, all of which are issued and outstanding and are owned of record by Seller. All of the issued and outstanding LLC Units have been duly authorized and are validly issued, fully paid and nonassessable, are not subject to any preemptive rights and have not been issued in violation of any applicable Laws, operating agreement or the terms of any agreement to which LLC, Seller or Seller Parent is a party or is bound. There are no LLC Units or other equity interest or securities of LLC reserved for issuance or any outstanding subscriptions, options, warrants, rights, “phantom” stock rights, convertible or exchangeable securities, stock appreciation rights or other agreements or commitments (other than this Agreement) granting to any Person any interest in or right to acquire at any time, or upon the happening of any stated event, any LLC Units or other equity interest or securities of LLC, or any interest in, exchangeable for or convertible into LLC Units or other equity interest or securities of LLC or restricting Seller’s rights to transfer any of the LLC Units. Upon the Closing, Buyer shall own all outstanding LLC Units free and clear of all Liens and Encumbrances.

Section 4.9 Intellectual Property.

(a) Registered Intellectual Property. To the knowledge of Seller and Seller Parent, Section 4.9(a) of the Seller Disclosure Letter sets forth a true and complete list of all domain names, registered trademarks or service marks and applications to register any trademarks or service marks, and registered copyrights and applications for registration of copyrights, in each case that constitute Transferred Intellectual Property (the “Transferred Registered IP”). To the knowledge of Seller and Seller Parent, no Transferred Registered IP is now involved in any opposition or cancellation proceeding and, to the knowledge of Seller and Seller Parent, no such proceeding is or has been threatened in writing with respect thereto. To the knowledge of Seller and Seller Parent, all Transferred Registered IP is subsisting, valid and enforceable, and no abandonment, cancellation, or forfeiture of any of the Transferred Registered IP is pending or threatened in writing. Neither Seller Parent, nor any of its Affiliates other than Seller has actually received any written notice or claim directly from a claimant challenging the validity or enforceability of any Transferred Registered IP that remains pending or unresolved as of the date hereof. To the knowledge of Seller and Seller Parent, Seller has not received any written notice or claim challenging the validity or enforceability of any Transferred Registered IP that remains pending or unresolved as of the date hereof.

(b) Ownership of Intellectual Property. To the knowledge of Seller Parent and Seller, Seller, as of the date hereof, owns exclusively, free and clear of all Liens (except for any Permitted Liens), all Transferred Intellectual Property. Except as set forth on Section 4.9(b) of the Seller Disclosure Letter, as of the Closing, to the knowledge of Seller and Seller Parent, LLC will own exclusively, free and clear of all Liens (except for any Permitted Liens), the Transferred Intellectual Property. Neither Seller Parent nor any of its Affiliates other than Seller has actually received any written notice or claim directly from a claimant challenging Seller’s or its respective Affiliate’s ownership of any Transferred Intellectual Property, in each case that remains pending or unresolved as of the date hereof. To the knowledge of Seller and Seller Parent, Seller has not received any written notice or claim challenging Seller’s or its respective Affiliate’s ownership of any Transferred Intellectual Property, in each case that remains pending or unresolved as of the date hereof.

(c) No Transfer of Ownership or Exclusive Rights; No Pending Loss of Rights. Neither Seller Parent nor, to the knowledge of Seller and Seller Parent, Seller, has transferred ownership of, or granted any exclusive license with respect to, or, in the case of Seller Parent, caused Seller to transfer ownership of, or grant any exclusive license with respect to, any Transferred Intellectual Property other than any transfer to LLC contemplated hereby. To the knowledge of Seller and Seller Parent, no loss or early expiration of any Transferred Intellectual Property is pending or threatened in writing.

(d) Infringement. Except as set forth in Section 4.9(d) of the Seller Disclosure Letter, (i) to the knowledge of Seller and Seller Parent, the Business, including the operation of the Hotel/Casino, including the use of any material Intellectual Property by Seller in connection therewith, and the use and display of the “MICHAEL’S RESTAURANT” trademark in connection with the Michael’s restaurant located at the Barbary Coast Hotel and Casino in Las Vegas, Nevada (“Michael’s Restaurant”) have not infringed upon, misappropriated, or constituted the unauthorized use of, any Intellectual Property of any third party, (ii) the Seller Parent has not received any actual written notice or claim directly from a claimant asserting that any such infringement, misappropriation, or unauthorized use is or may be occurring or has or may have occurred that remains pending or unresolved; and (iii) to the knowledge of Seller Parent and Seller, Seller has not received any written notice or claim asserting that any such infringement, misappropriation, or unauthorized use is or may be occurring or has or may have occurred that remains pending or unresolved. Except as set forth in Section 4.9(d) of the Seller Disclosure Letter, to the knowledge of Seller and Seller Parent, no third party is misappropriating, infringing, or violating in a material manner any material Intellectual Property that is used exclusively in the operation of the Hotel/Casino or the “MICHAEL’S RESTAURANT” trademark that is used in connection with Michael’s Restaurant. To the knowledge of Seller and Seller Parent, neither any Intellectual Property used exclusively in the operation of the Hotel/Casino, nor the “MICHAEL’S RESTAURANT” trademark that is used in connection with Michael’s Restaurant, is subject to any outstanding order, judgment, or decree restricting the use thereof by the Seller or its Affiliates.

Section 4.10 Fairness Opinion. Seller Parent has received an opinion letter from Deutsche Bank Securities Inc. to the effect that the consideration to be received by Seller and Seller Parent in connection with the transactions contemplated by this Agreement is fair to Seller and Seller Parent, from a financial point of view.

Section 4.11 Legal Proceedings. To the knowledge of Seller and Seller Parent, there is no Legal Proceeding with respect to the Business or Property pending and no such Legal Proceeding is threatened against Seller, Seller Parent or any of their Affiliates, before any court, arbitrator, mediator or other Governmental Entity that if adversely determined would be reasonably likely to result in a Seller Material Adverse Effect. To the Knowledge of Seller and Seller Parent, Seller and Seller Parent are not with respect to the Business subject to any outstanding judgment, injunction or other order or ruling of, or settlement issued or approved by, any court or other Governmental Entity. Except as set forth in Section 4.11 of the Seller Disclosure Letter, to the knowledge of Seller and Seller Parent, no Governmental Entity has at any time challenged the legal right of the Seller, Seller Parent or any of their Affiliates to own or operate any of the Assets, or conduct the Business, which challenge remains outstanding as of the date hereof.

Section 4.12 Offering Materials. The Registration Statement (including any prospectus or free writing prospectus constituting a part thereof), when filed by Seller Parent with the

Commission in connection with the Offering, will not contain an untrue statement of any material fact or fail to state any material fact required to be contained therein or necessary to make the statements contained therein not misleading (excluding in each case any information provided by Buyer in writing for inclusion therein).

Section 4.13 Receipt of Required Lender Consents. Seller Parent has received all consents and waivers with respect to the transactions contemplated by this Agreement required by the terms of that certain Credit Agreement, dated as of May 20, 2004, entered into among Seller Parent, Bank of America, N.A. and certain other financial institutions, as amended through the date hereof (the “Credit Agreement”).

Section 4.14 Disclaimer of other Representations and Warranties. Except as expressly set for in this Article IV, Seller, Seller Parent and LLC make no representations or warranties, express or implied, at law or in equity, in respect of any of their assets (including, without limitation, the Assets), liabilities or operations, including, without limitation, with respect to non-infringement, merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed. Buyer hereby acknowledges and agrees that, except to the extent specifically set forth in this Article IV, Buyer is purchasing the Assets on an “as-is, where-is” basis. Without limiting the generality of the foregoing, Seller, Seller Parent and LLC make no representations or warranties regarding any assets other than the Assets or any liabilities other than the Assumed Liabilities, and none shall be implied at Law or in equity.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller and Seller Parent that the statements contained in this Article V (a) are true and correct as of the date hereof and (b) will be true and correct as of the Closing, in each case except as set forth herein and in the disclosure letter delivered by Buyer to Seller and Seller Parent concurrently with the execution and delivery of this Agreement (the “Buyer Disclosure Letter”). The Buyer Disclosure Letter is arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article V.

Section 5.1 Authority; No Conflict; Required Filings and Consents.

(a) Buyer has legal capacity to enter into this Agreement, to perform his obligations hereunder and under the agreements contemplated hereby and to consummate the transactions to which he is a party that are contemplated by this Agreement. This Agreement has been duly executed and delivered by Buyer and, assuming this Agreement constitutes the valid and binding obligation of Seller, Seller Parent and LLC, constitutes the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.

(b) The execution and delivery of this Agreement by Buyer does not, and the consummation by Buyer of the transactions to which he is a party that are contemplated by this Agreement will not, (i) subject to receipt of the consents set forth in Section 5.1(b) of the Buyer Disclosure Letter, result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, Contract or obligation to which Buyer is a party or by which he or any of his properties or assets may be bound, or (ii) subject to the governmental filings and other matters referred to in Section 5.1(c), conflict with or violate any permit, authorization, registration, notice, certificate, exemption, concession, franchise, license, judgment, or Law applicable to Buyer or any of his properties or assets, except in the case of clauses (i) and (ii) for any such breaches, conflicts, violations, defaults, terminations, cancellations, accelerations, losses or failures to obtain any such consent or waiver which (x) would not, individually or in the aggregate, be reasonably likely to have a Buyer Material Adverse Effect or (y) would not materially impair or materially delay the Closing.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Buyer in connection with the execution and delivery of this Agreement by Buyer or the consummation by Buyer of the transactions to which he is a party that are contemplated hereby, except for (i) the filing of the pre-merger notification report under the HSR Act, (ii) any approvals and filing of notices required under applicable Gaming Laws, (iii) such consents, approvals, orders, authorizations, permits, filings, declarations or registrations related to, or arising out of, compliance with (A) statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or the renaming or rebranding of the operations at the Property or (B) statutes, rules or regulations of Clark County, Nevada, (iv) such other filings, consents, approvals, orders, authorizations, permits, registrations and declarations as may be required under the Laws of any jurisdiction in which Buyer conducts any business or owns any assets, the failure of which to make or obtain would not, individually or in the aggregate, be reasonably likely to have a Buyer Material Adverse Effect, (v) the SEC Filings, and (vi) any consents, approvals, orders, authorizations, registrations, permits, declarations or filings required by Seller or any of its Subsidiaries, Affiliates or key employees (including, without limitation, under applicable Gaming Laws).

Section 5.2 Brokers. Neither Buyer nor any of his Representatives has employed any broker, financial advisor or finder or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

Section 5.3 No Knowledge of Inaccuracy. To the knowledge of Buyer, (i) none of the representations and warranties of Seller or Seller Parent in Section 4.2(b)(ii) (with respect to Contracts to which Seller is a party), 4.3, 4.4, 4.5, 4.6, 4.7 (with respect to Seller and its Representatives), 4.9 or 4.11 (in each case without giving effect to any knowledge qualifiers therein), as qualified by the Seller Disclosure Letter, are materially inaccurate, and (ii) the Seller Disclosure Letter is not materially inaccurate as a result of any misstatement or omission therein.

Section 5.4 Stock Ownership. Buyer owns a total of fourteen million seven hundred ninety thousand and five (14,790,005) shares of common stock outstanding of Seller Parent (such shares plus any additional shares of common stock of Seller Parent acquired by Buyer prior to the consummation of the Offering being referred to in this Agreement as the “Owned Shares”). In addition, Buyer holds options to purchase a total of two hundred sixty-five thousand (265,000) shares of common stock of Seller Parent (the “Options”). Buyer represents and warrants that he has good and marketable title to the Owned Shares and the Options free and clear of all Liens and Encumbrances and has full legal right and power to sell the Owned Shares in the Offering and Share Repurchase contemplated by Section 6.10.

Section 5.5 Accredited Investor Status. Buyer is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, subject to the limitations set forth below, each of Seller, Seller Parent and Buyer agrees (except to the extent that Buyer and Seller Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld) to, and Seller and Seller Parent shall cause LLC to, carry on the Business in the Ordinary Course of Business, to pay debts and Taxes relating to or affecting the Business when due (subject to good faith disputes over such debts or Taxes), to pay or perform its other obligations relating to or affecting the Business when due, and, as applicable, to use commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with employees, suppliers, licensors, licensees, contractors, customers, distributors, and others having business dealings with it in each case as is necessary to carry on the Business in the Ordinary Course of Business. In addition, during the period from the date of this Agreement and continuing through the earlier of the termination of this Agreement or the Closing, each of Seller, Seller Parent and, except as set forth in Section 6.1(h) and Section 6.4(k), Buyer agrees (except to the extent that Buyer and Seller Parent mutually agree) not to cause LLC to engage in any business or incur any indebtedness. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or as disclosed on Section 6.1 of the Seller Disclosure Letter or Section 6.1 of the Buyer Disclosure Letter, as applicable, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, without the written consent of each of Buyer and Seller Parent (which consent shall not be unreasonably withheld or delayed), each of Seller, Seller Parent and Buyer shall not, and Seller and Seller Parent shall cause LLC to not:

(a) sell, pledge, lease, license, dispose of, grant, encumber or otherwise authorize the sale, pledge, disposition, grant or Encumbrance of LLC Units or any of the Assets, except for (a) sales of current assets in the Ordinary Course of Business in connection with the operation of the Business, or (b) sales of equipment and other non-current assets in the Ordinary Course of Business in connection with the operation of the Business in an amount not to exceed Fifty Thousand Dollars ($50,000) individually or in the aggregate;

(b) incur any Liabilities that are Assumed Liabilities in excess of Fifty Thousand Dollars ($50,000) individually or in the aggregate, except in the Ordinary Course of Business;

(c) make any capital expenditures or series of related capital expenditures relating to the Business (including, but not limited to, expenditures in connection with facilities improvements or construction, remodeling, refurbishing, and infrastructure improvements designed to facilitate access to the Hotel/Casino) exceeding Fifty Thousand Dollars ($50,000) individually or in the aggregate, except for any such capital expenditures or series of related capital expenditures that represent Budgeted Construction Costs or the Three Million Dollars ($3,000,000) in maintenance capital expenditures reflected in the 2006 capital expenditures budget approved by Seller Parent’s Board of Directors at its December 2005 meeting and conveyed to Buyer;

(d) violate, modify, amend or terminate in any material respect any of the Material Contracts or waive, release or assign any material rights or claims therein, except in the Ordinary Course of Business or in connection with the Transfer;

(e) take, or agree to commit to take, any action that would make any representation or warranty of Seller or Seller Parent contained herein inaccurate in any respect at, or as of any time prior to, the Closing so as to cause the conditions to Buyer to consummate the transactions contemplated herein not to be satisfied;

(f) close, shut down, or otherwise eliminate the Hotel/Casino, except for such closures, shutdowns or eliminations which are (i) required by action, order, writ, injunction, judgment or decree or otherwise required by Law, or (ii) due to acts of God or other force majeure events;

(g) subject the LLC Units or any Asset to a Lien or Encumbrance, other than Permitted Liens and Permitted Encumbrances;

(h) enter into any material Contract with another Person that would be an Assumed Contract, except in the Ordinary Course of Business or as otherwise contemplated hereunder if such Contract permits an assignment to LLC in connection with the Transfer; provided that, notwithstanding the foregoing, Buyer, in his sole discretion, may enter, in his own name, or in the name of LLC or one of his Affiliates, into any Contract with respect to the Business or LLC that will become effective only if the Closing occurs and is solely related to the post-Closing operations of the Business and does not create any obligation thereunder for Seller Parent, Seller or any of their Affiliates (excluding LLC after the Closing), and shall be and remain fully liable for all obligations under any such Contract; and provided further, that entry into any such Contract shall in no event be deemed to result in a breach of any representation, warranty or agreement of Seller or Seller Parent hereunder;

(i) fail to maintain the existing insurance coverage of all types relating to the Assets or the Business; provided, however, in the event any such coverage shall be terminated or lapse, Seller or Seller Parent shall, or shall cause LLC to, procure substantially similar substitute insurance coverage for the Assets which is consistent with that procured for other hotel and casino properties owned by Seller and Seller Parent in Las Vegas, Nevada;

(j) make any material changes to advertising or marketing plans of Seller, Seller Parent or LLC with respect to the Business, other than in the Ordinary Course of Business;

(k) terminate any of the Property Employees (other than the Reserved Employees), except in the Ordinary Course of Business;

(l) transfer any of the Property Employees (other than the Reserved Employees) to properties, casinos or hotels owned or operated by Seller or its Affiliates (other than the Property) or transfer any other employees of Seller, Seller Parent or their Affiliates to the Business;

(m) violate any Laws relating to the Business or Assets applicable to Seller, Seller Parent or LLC where such violation is reasonably likely to cause, individually or in the aggregate, a Seller Material Adverse Effect; or

(n) enter into a Contract to do any of the foregoing, or authorize or announce an intention to do any of the foregoing.

Section 6.2 Cooperation; Notice; Cure. Subject to compliance with applicable Law (including, without limitation, antitrust Laws and Gaming Laws), from the date hereof until the Closing, each of Seller, Seller Parent and Buyer shall confer on a regular and frequent basis with one or more Representatives of the other parties to report on the general status of ongoing operations of the Business. Each of Seller, Seller Parent and Buyer shall promptly notify the others in writing of, and will use all commercially reasonable efforts to cure before the Closing Date, any event, transaction or circumstance, as soon as practical after it becomes known to such party, that causes or will cause any covenant or agreement of Seller, Seller Parent or Buyer under this Agreement to be breached in any material respect or that renders or will render untrue in any material respect any representation or warranty of Seller, Seller Parent or Buyer contained in this Agreement. Nothing contained in Section 6.1 hereof shall prevent Seller, Seller Parent or Buyer from giving such notice, using such efforts or taking any action to cure or curing any such event, transaction or circumstance. No notice given, or investigation made, pursuant to this Section 6.2 shall affect or be deemed to modify or limit any of the representations, warranties, covenants or agreements contained in this Agreement or the conditions to the obligations of the parties to consummate the transactions contemplated herein.

Section 6.3 FCC Licenses. Seller, Seller Parent and Buyer agree to use commercially reasonable efforts to cooperate to obtain the requisite approvals necessary to transfer all Federal Communications Commission licenses with frequencies used at the Hotel/Casino to LLC at the Closing or as soon thereafter as possible; provided that, in the event that any such approvals are not obtained prior to the Closing, Seller, Seller Parent, Buyer and LLC agree to cooperate and make all reasonably necessary arrangements to permit LLC to use such frequencies following the Closing until such approvals have been obtained.

Section 6.4 Employee Matters.

(a) Seller shall transfer the employment of the Property Employees, other than the Reserved Employees, to LLC immediately prior to the Closing. Buyer, through LLC, also intends to offer employment from and after the Closing certain other employees of Seller and Seller Parent as set forth on Section 6.4(a) of the Buyer Disclosure Letter (as supplemented by Buyer, with such additional employees to be mutually acceptable to Seller and Buyer, no later than ten (10) days following the date hereof). Seller and Seller Parent shall transfer the employment of such other employees who accept Buyer’s offer of employment prior to the Closing, and with respect to whom Buyer provides Seller Parent with notice of such acceptance, to LLC immediately prior to the Closing. The Property Employees (other than the Reserved Employees) and the other employees of Seller and Seller Parent set forth on Section 6.4(a) of the Buyer Disclosure Letter, as supplemented, who accept Buyer’s offer of employment prior to the Closing and with respect to whom Buyer provides Seller Parent with notice of such acceptance, are referred to herein as the “Transferred Employees.”

(b) For a period of at least six (6) months following the Closing, Buyer shall provide the non-management Transferred Employees with base compensation that is, on an employee by employee basis, equal to or greater than that provided to such non-management Transferred Employees by Seller immediately prior to the Transfer.

(c) For a period of at least six (6) months following the Closing, Buyer shall, pursuant to plans and arrangements established or maintained by Buyer (the “Buyer Benefit Plans”), provide the Transferred Employees with employee benefits which are comparable in the aggregate to those provided to the Transferred Employees by Seller (or Seller Parent or its Affiliates, as applicable) as of the date hereof pursuant to the employee benefit plans set forth on Section 6.4(c) of the Seller Disclosure Letter. With respect to each Buyer Benefit Plan in which the Transferred Employees participate, for purposes of determining eligibility, vesting and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of pension benefits), service with LLC, Seller and their Affiliates (or predecessor employers to the extent LLC, Seller and their Affiliates provide past service credit) shall be treated as service with Buyer.

(d) Effective upon the Closing, Buyer shall cause the Transferred Employees to be covered by one or more medical benefit plans (“Buyer’s Medical Plans”). Buyer shall use commercially reasonable efforts to ensure that Buyer’s Medical Plans do not contain any “pre-existing conditions” exclusions or limitations or “actively at work” requirements which would cause any of the Transferred Employees or their dependents to be excluded from Buyer’s Medical Plans immediately after the Closing. Buyer shall use commercially reasonable efforts to cause Buyer’s Medical Plans to give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, such employees with respect to similar plans maintained by Seller for their benefit immediately prior to the Transfer.

(e) Effective upon the Closing, Buyer shall establish or designate a defined contribution retirement plan which is qualified or eligible for qualification under Section 401(a) of the Code (“Buyer’s 401(k) Plan”). Subject to the terms and conditions of any applicable collective bargaining agreement which is currently in effect or which may be in effect at any time in the future, each Transferred Employee who satisfies the eligibility requirements of Buyer’s 401(k) Plan shall become eligible to participate in Buyer’s 401(k) Plan on the date he or she becomes an employee of Buyer and shall be credited with eligibility service and vesting service for all periods of service with LLC, Seller or any other entity if so credited with such service under the Coast Casinos 401(k) Profit Sharing Plan and Trust (the “Seller’s 401(k) Plan”). As soon as practicable after the Closing Date, Seller shall cause the trustees of the Seller’s 401(k) Plan to transfer to the trustees or other funding agent of Buyer’s 401(k) Plan, the amounts representing the account balances of the Transferred Employees (including the appropriate net investment return thereon and any participant loans made to any Transferred Employees), said amounts to be established as account balances or accrued benefits of the Transferred Employees under Buyer’s 401(k) Plan. Each such transfer shall comply with Section 414(l) of the Code and the requirements of ERISA and the regulations promulgated thereunder.

(f) Buyer shall not assume any Employee Benefit Plans of LLC, Seller or Seller Parent, and any Liabilities arising from Seller’s employment of the Property Employees and/or Seller Parent’s employment of any other Transferred Employees prior to the Closing, including as set forth in Section 2.6(b)(ii), shall remain the sole obligation of Seller or Seller Parent, as applicable. Any and all Liabilities arising from Buyer or LLC’s employment of the Transferred Employees from and after the Closing shall be the sole obligation of Buyer or LLC, as applicable.

(g) No provision of this Agreement shall create any third party beneficiary rights in any Transferred Employee, any beneficiary or dependent thereof, or any collective bargaining Representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Transferred Employee by Buyer or under any benefit plan which Buyer may maintain.

(h) For a period of six (6) months after Closing (the “No Solicitation Period”), neither Seller nor any of its Affiliates shall, directly or indirectly, solicit or hire for employment any Transferred Employee unless (i) such Transferred Employee voluntarily resigns from employment with Buyer or its successors or Affiliates after the Closing, without any solicitation, promise or inducement from Seller or any of its Affiliates, (ii) such Transferred Employee initiates discussions regarding such employment without any direct or indirect solicitation by Seller or any of its Affiliates, or (iii) such Transferred Employee’s employment is terminated by Buyer or its successors or Affiliates after the Closing. The parties hereby acknowledge and agree that general solicitations by Seller or its Affiliates for employees through media advertisements, employment firms or otherwise shall not constitute a solicitation for purposes hereof.

(i) During the No Solicitation Period, neither Buyer nor any of its Affiliates shall, directly or indirectly, solicit or hire for employment any employee of Seller or its Affiliates unless (i) such employee voluntarily resigns from employment with Seller or its Affiliates after the Closing, without any solicitation, promise or inducement from Buyer or any of its Affiliates, (ii) such employee initiates discussions regarding such employment without any direct or indirect solicitation by Buyer or any of its Affiliates, or (iii) such employee’s employment is terminated by Seller or its successors or Affiliates after the Closing. The parties hereby acknowledge and agree that general solicitations by Buyer or its Affiliates for employees through media advertisements, employment firms or otherwise shall not constitute a solicitation for purposes hereof.

(j) With respect to any Transferred Employees, Buyer and Seller agree and acknowledge that for U.S. Federal Insurance Contribution Act and U.S. Federal Unemployment Tax Act purposes, Buyer qualifies as a successor employer with respect to such Transferred Employees. In connection with the foregoing, (i) Buyer and Seller agree to follow the “Alternative Procedures” set forth in Section 5 of Internal Revenue Service Revenue Procedure 2004-53, 2004-34 I.R.B. 320, and (ii) Buyer and Seller understand that Buyer shall assume Buyer’s entire obligation to furnish an Internal Revenue Service Form W-2, Wage and Tax Statement, to each Transferred Employee.

(k) Within thirty (30) days following the concurrent closings of the Offering and Share Repurchase described in Section 6.10, Buyer shall: (i) resign as a director of Seller and Seller Parent; (ii) resign as (and relinquish his authority as) the Chief Executive Officer of Seller and shall be appointed by Seller as chief executive officer of the South Coast Hotel and Casino with chief executive authority over the operations of the Business (and in connection therewith shall continue to receive base salary compensation and benefits through the Closing Date at a rate equal to his base salary compensation and benefits in effect immediately prior to such reassignment); and (iii) resign from all other positions he holds with Seller Parent or any of its Affiliates. Following the changes in responsibility described in the preceding sentence, Buyer agrees that he will not exercise, or attempt to exercise, any management authority over any of the operations of Seller or any of its Affiliates except for the Business, consistent with the provisions of this Agreement; provided, however, that notwithstanding anything to the contrary herein, following such changes in responsibility Buyer may, subject to the provisions of Section 6.1, enter into Contracts that would be Assumed Contracts for and on behalf of the Business and LLC.

Section 6.5 Access to Information and the Property; Confidentiality.

(a) Upon reasonable notice and subject to applicable Law, including without limitation, antitrust Laws and Gaming Laws, Seller and Seller Parent shall, and shall cause LLC to, afford Buyer’s Representatives reasonable access, during normal business hours during the period from the date hereof through the Closing, to the Property and to all its personnel and books and records related to the Business and, during such period, Seller and Seller Parent shall, and shall cause LLC to, furnish promptly to Buyer such information concerning the Business, the operation of the Hotel/Casino and the Property Employees (other than the Reserved Employees), as Buyer may reasonably request. As soon as reasonably practicable after each such request, Seller and Seller Parent shall deliver to Buyer such further information regarding Seller’s calculation of Working Capital and Cash as of June 30, 2006 as Buyer shall reasonably request.

(b) Each of Seller Parent and Seller, on the one hand, and Buyer, on the other hand, and their respective Representatives and employees, shall (and Seller Parent and Seller shall cause LLC to) keep strictly confidential and shall not disclose or use, except as required by Law, for any purpose other than this Agreement and the transactions contemplated hereby, any and all confidential and proprietary information (“Confidential Information”) to the extent such Confidential Information is disclosed by any of the parties to any other party (an “Informed Party”) or learned by the Informed Party from the premises, properties, personnel, books and records or Contracts to which it is given access. Each party shall limit disclosure of Confidential Information to its Representatives, lenders and potential financing sources, financial advisors and employees on a need to know basis. The term “Confidential Information” does not include generalized know-how with respect to the gaming business or methods of operation (i) of the Business, Property or Assets, or, with respect to Buyer, which he has had access to, or knowledge of, as a result of his position as Chief Executive Officer of Seller and chief executive officer of the South Coast Hotel and Casino, as applicable, or (ii) that are common in the industry or generally known to the public or employees of Persons engaged in restaurant, hotel, gambling, casino or gaming operations or information which is or becomes generally available to the public other than as a result of a disclosure by the Informed Party or its Representatives. Each of the parties hereto shall ensure that its Representatives and employees comply with this Section 6.5. This Section 6.5 shall survive Closing; provided, however, that Confidential Information relating to the Business and LLC shall be deemed Confidential Information of Buyer and LLC as of Closing.

(c) Buyer confirms that he shall hold any Confidential Information regarding Seller, its Affiliates and their respective businesses that was or is acquired by Buyer during the course of his service as a director and officer of Seller Parent or any of its Affiliates in strict confidence in accordance with Seller Parent’s and Seller’s standard proprietary information and insider trading policies. Notwithstanding anything in this Section 6.5 to the contrary, Buyer and Seller agree that in the event any Confidential Information relating to an Excluded Asset is obtained, revealed or otherwise made known to Buyer in effecting (i) the transition from Excluded Software to replacement software pursuant to Section 2.5, specifically, or (ii) the removal of the Excluded Assets, generally, Buyer shall not reveal, disclose, employ or otherwise use any such Confidential Information, except as required by applicable Law.

(d) Notwithstanding the foregoing, nothing in this Agreement shall preclude Buyer and his Affiliates, including without limitation LLC after the Closing, from using any Confidential Information regarding the Business, the Property or the Hotel/Casino that Buyer has had access to, or knowledge of, as a result of his position as Chief Executive Officer of Seller and the South Coast Hotel and Casino. No information or knowledge obtained in any investigation pursuant to this Section 6.5 shall affect or be deemed to modify or limit any of the representations, warranties, covenants or agreements contained in this Agreement or the conditions to the obligations of the parties to consummate the transactions contemplated herein.

(e) Following the Closing, upon reasonable notice, each party hereto shall (and shall cause its Subsidiaries, and its and their respective Representatives, to) provide the other parties hereto and their Affiliates and Representatives with reasonable access and duplicating rights, during normal business hours and upon reasonable notice, to all of its personnel, properties, Contracts, books and records included in or related to LLC or the Business, other than the Excluded Assets, and shall cooperate with the other parties hereto as reasonably necessary in connection with any Tax, audit or similar inquiry, the preparation of financial statements relating to LLC or the Business, or to pursue any suit, claim, action, proceeding or investigation reasonably related to claims arising or accruing prior to the Closing, including, without limitation, any suit, claim, action, proceeding or investigation related to the Excluded Assets or the Excluded Liabilities; provided that the cooperating party shall not be required to incur any costs (other than immaterial overhead costs) in connection therewith. Notwithstanding the foregoing, none of the parties shall be required to provide any information which (i) it reasonably believes it may not provide to the requesting party by reason of applicable Law or by a confidentiality agreement with a third party if, in the case of a confidentiality agreement, such party has used reasonable efforts to obtain the consent of such third party to such disclosure, or (ii) constitutes information protected by the attorney/client and/or attorney work product privilege. If any material is withheld by any party pursuant to the immediately preceding sentence, such party shall, to the extent practicable and permitted by applicable Law and any Contract to which such party is a party or under which the assets of such party are subject, inform the requesting party as to the general nature of the material which is being withheld.

Section 6.6 Governmental Approvals.

(a) The parties hereto shall cooperate with each other and use commercially reasonable efforts to (i) as promptly as practicable, take, or cause to be taken, all appropriate action, and do or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement, (ii) obtain from any Governmental Entities any consents, licenses, permits, orders, waivers, variances, exemptions, approvals, licenses, authorizations or orders required (A) to be obtained or made by Seller, Seller Parent, LLC, Buyer or any of their respective Affiliates or Representatives and (B) to avoid any action or proceeding by any Governmental Entity (including, without limitation, those in connection with the HSR Act and antitrust and competition Laws of any other applicable jurisdiction), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions governed herein, and (iii) make all necessary filings, and thereafter make any other required submissions with respect to the transactions contemplated by this Agreement, as required under (A) the HSR Act and antitrust and competition Laws of any other applicable jurisdiction, (B) applicable Gaming Laws and (C) any other applicable Law (collectively, the “Governmental Approvals”), and to comply with the terms and conditions of all such Governmental Approvals. The parties hereto and their respective Representatives and Affiliates shall file, as soon as reasonably practicable after the date hereof, all initial applications and documents required of such respective parties in connection with obtaining the Governmental Approvals, excluding Governmental Approvals required by applicable Gaming Laws and the HSR Act, applicable to such respective parties and shall act diligently and promptly to pursue such Governmental Approvals. The parties hereto and their respective Representatives and Affiliates shall file within thirty (30) days after the date hereof, all initial applications and documents required of such respective parties in connection with obtaining the Governmental Approvals required by the HSR Act and Gaming Laws applicable to such respective parties and shall act diligently and promptly to pursue such Governmental Approvals. The parties hereto shall cooperate with each other in connection with the making of all filings referenced in this Section 6.6(a) and consider in good faith all additions, deletions or changes suggested in connection therewith. Buyer, Seller Parent and Seller shall use commercially reasonable efforts to schedule and attend any hearings or meetings with Governmental Entities to obtain the Governmental Approvals as promptly as possible.

(b) Without limiting Section 6.6(a), each of the parties hereto shall:

(i) use commercially reasonable efforts to avoid the entry of, or to have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the Closing, on or before the Outside Date, including defending through litigation on the merits any claim asserted in any court by any Person;

(ii) use commercially reasonable efforts to avoid or eliminate any impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Entity with respect to the Closing so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date), including implementing, contesting or resisting any litigation before any court or quasi-judicial administrative tribunal seeking to restrain or enjoin the Closing; provided, however, that nothing in this Agreement shall require Seller Parent, Seller, LLC, Buyer or any of their Affiliates to commit to any divestitures, licenses or hold separate or similar arrangements with respect to its, or their, respective assets or conduct of business arrangements, whether as a condition to obtaining any approval from a Governmental Entity or any other Person or for any other reason; and

(iii) not knowingly take, or agree to commit to take, any action that would, or would be reasonably likely to, materially delay the receipt of, or materially impact the ability of a party to obtain, any Governmental Approval necessary for the consummation of any of the transactions contemplated by this Agreement; provided, however, that nothing in this Agreement shall require Seller Parent, Seller, LLC, Buyer, or any of their Affiliates to commit to any divestitures, license or hold separate or similar arrangements with respect to its, or their, respective assets or conduct of business arrangements, whether as a condition to obtaining any approval from a Governmental Entity or any other person or for any other reason.

(c) Buyer, Seller Parent and Seller shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to reasonably believe that there is a reasonable likelihood that such consent or approval from such Governmental Entity will not be obtained or that the receipt of any such approval will be materially delayed. Buyer, Seller Parent and Seller each shall use commercially reasonable efforts to take, or cause to be taken, all actions reasonably necessary to defend any lawsuits or other Legal Proceedings challenging this Agreement or the consummation of the transactions governed by this Agreement, seeking to prevent the entry by any Governmental Entity of any decree, injunction or other order challenging this Agreement or the consummation of the transactions contemplated by this Agreement, appealing as promptly as possible any such decree, injunction or other order and having any such decree, injunction or other order vacated or reversed.

(d) From the date of this Agreement until the Closing, each party hereto shall promptly notify the other parties hereto in writing of any pending or, to the knowledge of Buyer, Seller Parent or Seller, as appropriate, threatened, action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking Damages in connection with the Closing or any other transaction contemplated by this Agreement or (ii) seeking to restrain or prohibit the consummation of the Closing.

Section 6.7 Publicity. Except as provided in this Section 6.7, none of Seller, Seller Parent, Buyer or their respective Affiliates shall, and Seller and Seller Parent shall cause LLC not to, issue any press release or make any other public statement with respect to the transactions contemplated hereby. Seller, Seller Parent, Buyer and their respective Affiliates shall consult with each other before issuing, and provide each other the opportunity to review and make reasonable comments upon, any press release or other public statement with respect to any of the transactions contemplated hereby except as may be required by applicable Law or any listing agreement with the New York Stock Exchange. Notwithstanding anything to the contrary herein, Buyer, Seller, Seller Parent and their respective Affiliates may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures (including disclosures made in the SEC Filings) or public statements issued in accordance with this Section 6.7.

Section 6.8 Further Assurances and Actions.

(a) Subject to the terms and conditions herein, including, without limitation, Section 6.6, each of the parties hereto agrees to use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, (i) using commercially reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to Contracts with each party hereto as are necessary for consummation of the transactions contemplated by this Agreement and (ii) to fulfill all conditions precedent applicable to such party pursuant to this Agreement.

(b) Buyer agrees that he shall take no action or omit to take an action, and shall not cause or encourage any other Person to take an action or omit to take an action, that would, or could reasonably be expected to, cause Seller or Seller Parent to be in breach of any representation, warranty, covenant or other agreement of Seller or Seller Parent under this Agreement.

(c) Each of Seller and Seller Parent agree that it shall take no action or omit to take an action, and shall not cause or encourage any other Person to take an action or omit to take an action, that would, or could reasonably be expected to, cause the other to be in breach of any representation, warranty, covenant or other agreement of Seller, Seller Parent or Buyer under this Agreement.

(d) Following the execution of this Agreement until the termination of this Agreement, Buyer shall not sell any Owned Shares except for the sale of shares in the Offering and the Share Repurchase and as set forth in Section 6.8(d) of the Buyer Disclosure Letter.

(e) In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, (i) to vest Buyer with full title to the LLC Units, (ii) to vest LLC with full title to the Assets, (iii) to vest Seller (or its designees) with full title to the Excluded Assets, and (iv) for the assumption of the Excluded Liabilities by Seller, the proper officers and/or directors, managers, partners or equivalents of Buyer, Seller, LLC, Seller Parent and their respective Affiliates shall take all such necessary action (including executing and delivering further notices, assumptions, releases and acquisitions) and Seller shall bear the cost of any such necessary action; provided, that if such action is necessary due to events or circumstances exclusively caused by Buyer or any of his Affiliates, Buyer shall bear the cost of such action.

(f) After the Closing, Seller shall refer to Buyer or LLC all inquiries relating to the Assets and promptly deliver to Buyer or LLC (i) any mail, packages and other communications addressed to Seller relating to the Assets and (ii) any cash or other property that Seller receives and that properly belongs to LLC, including any insurance proceeds, payments and interest payable thereon.

Section 6.9 Transfer Taxes; HSR Filing Fee; Transaction Expenses.

(a) Notwithstanding anything in this Agreement to the contrary, all transfer, documentary, sales, use, excise, stamp, registration and other such Taxes (including all applicable real estate transfer Taxes) and similar fees (including any penalties, interest and additions to Tax) incurred in connection with the Transfer and the Sale hereunder shall be borne equally by Buyer and Seller, regardless of whether Buyer, LLC or Seller is nominally responsible for such Taxes under applicable Tax Laws. Buyer and Seller shall cooperate in preparing, executing and filing all Tax Returns and other documentation on a timely basis as may be required to comply with the provisions of any such Tax Laws.

(b) The filing fees pursuant to the pre-merger notification under the HSR Act shall be borne equally by Buyer and Seller.

(c) Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne and paid by the party incurring such fees and expenses, whether or not the Closing is consummated.

(d) Seller will at all relevant times treat LLC as a disregarded entity for federal and state income tax purposes and will not make an election to treat LLC as an association taxable as a corporation pursuant to Treasury Regulations Section 301.7701-3 or any similar provisions under state law.

Section 6.10 Offering; Stock Repurchase; Option Cancellation.

(a) Seller Parent shall: (i) as soon as reasonably practicable following the execution of this Agreement, file with the Commission one or more supplements (collectively, the “Prospectus Supplement”) to the prospectus contained in its shelf registration statement on Form S-3 (No. 333-130404) (as supplemented, the “Registration Statement”) to provide for the resale by Buyer, pursuant to a firm commitment underwriting, arranged block purchase or similar distribution, of not less than (x) the number of Owned Shares at such time minus (y) the number of Owned Shares to be sold pursuant to Section 6.10(d) (the “Offering”); and (ii) provide Buyer with the opportunity to review and approve the Prospectus Supplement prior to its filing with the Commission. Buyer agrees to as promptly as possible thereafter, and in consultation with Seller Parent, effect a sale of all of such shares in the Offering at the highest price per share (as determined in the good faith judgment of the representatives of the Underwriters) at which all such shares can be sold in the Offering; provided that Buyer shall not sell such shares in the Offering if at the time of such sale the estimated per share price to the public less the applicable per share underwriting discount (the “Per Share Price”) to Buyer would result in aggregate net proceeds to Buyer (i.e. the price to the public net of underwriting discounts or commissions) (“Net Offering Proceeds”), when combined with the principal amount of the Note and the Cash Makeup Amount (if any), of less than the Minimum Proceeds. Buyer agrees that the Net Offering Proceeds shall be paid directly into the escrow provided for in the Escrow Agreement. In the event the Offering is conducted as an underwritten public offering, arranged block purchase or similar distribution, Buyer and Seller Parent each agree to enter into, and perform their respective obligations under, an underwriting, purchase or comparable agreement (an “Underwriting Agreement”) in usual and customary form with the underwriter(s) or investment banker(s) (the “Underwriters”) selected for such transaction by Seller Parent (which Underwriters shall be reasonably satisfactory to Buyer). Seller Parent agrees to use commercially reasonable efforts to take such actions as the Underwriters deem necessary to expedite or facilitate the consummation of the Offering (including, without limitation, causing its officers to participate in marketing “roadshows”).

(b) All expenses (other than underwriting discounts and commissions relating to shares offered in the Offering) incurred in connection with registrations, filings or qualifications in connection with the Offering, including, without limitation, all registration, filing and qualification fees (including “blue sky” fees), printers’ and accounting fees, fees and disbursements of counsel for Seller and Seller Parent, shall be borne by Seller.

(c) Seller Parent shall agree in any Underwriting Agreement it enters into in connection with the Offering to indemnify and hold harmless Buyer and each Underwriter and its directors, officers, employees and agents, and each other person, if any, who controls any such Underwriter within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended, against any loss, claim, damage, liability or expense, as incurred, to which Buyer or such Underwriter or controlling person may become subject, insofar as such loss, claim, damage, liability or expense (or actions in respect thereof as contemplated below) arises out of or is based (i) upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or any amendment thereto, including any information deemed to be a part thereof pursuant to Rule 430A, Rule 430B or Rule 430C under the Securities Act, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading; or (ii) upon any untrue statement or alleged untrue statement of a material fact contained in any “issuer free writing prospectuses” (as defined in Rule 433 of the Securities Act) identified in such Underwriting Agreement, any preliminary prospectus or the final prospectus (or any amendment or supplement thereto) relating to the Owned Shares sold in the Offering or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and to reimburse Buyer and each Underwriter and its officers, directors, employees, agents and each such controlling person for any and all expenses (including the fees and disbursements of counsel chosen by the managing underwriter) as such expenses are reasonably incurred by such underwriter, or its officers, directors, employees and agents or such controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that the foregoing indemnity agreements of Seller Parent need not apply to any loss, claim, damage, liability or expense to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to Seller Parent by Buyer or any such Underwriter expressly for use in the Registration Statement, any issuer free writing prospectus, any preliminary prospectus or the final prospectus (or any amendment or supplement thereto). Buyer shall agree in any Underwriting Agreement he enters into in connection with the Offering to indemnification and other obligations in favor of Seller Parent and each Underwriter and its directors, officers, employees and agents, and each other person, if any, who controls any such Underwriter, that are customary and reciprocal in comparison to the indemnification and other obligations of Seller Parent contained in this Section 6.10(c) and in such Underwriting Agreement; provided, however, that in no event shall Buyer be required, without his consent, to indemnify parties pursuant to such arrangements for amounts in excess of the Net Offering Proceeds. Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in any such Underwriting Agreement entered into in connection with the Offering are in conflict with this Section 6.10(c), the provisions in such Underwriting Agreement shall control.

(d) Pursuant to the terms of the Stock Purchase Agreement attached as Exhibit 6.10(d)(1) hereto (the “Stock Purchase Agreement”), which shall be executed and delivered by Buyer and Seller Parent concurrently with the execution and delivery of the Underwriting Agreement (or, if the Offering is conducted without an applicable Underwriting Agreement, then three (3) Business Days prior to the closing of the Offering), concurrent with the closing of the Offering described in Section 6.10(a) Seller Parent shall purchase from Buyer an aggregate number of shares, rounded down to the nearest whole share, equal to the number of Owned Shares as may be specified by Seller Parent but in no event more than a number of Owned Shares that when multiplied by the Per Share Price equals more than 25% of the Purchase Price (collectively, the “Share Repurchase”). Prior to the execution of any Underwriting Agreement for the Offering, Seller Parent will notify Buyer and the Underwriters for the Offering of the number of Owned Shares to be purchased by Seller Parent in the Share Repurchase. Seller Parent shall pay the consideration for the Share Repurchase by delivering to the Escrow Agent, on behalf of Buyer, an unsecured promissory note in the form attached hereto as Exhibit 6.10(d)(2) (the “Note”). The Note shall have a principal amount equal to the number of Owned Shares purchased by Seller Parent in the Share Repurchase multiplied by the Per Share Price. Following the completion of the Share Repurchase, Seller Parent shall promptly take all necessary actions to cause all Owned Shares purchased pursuant to the Share Repurchase to be retired. If this Agreement is terminated pursuant to Section 8.1, the Note shall automatically become due and payable pursuant to Section 8.2(b).

(e) In the event that the aggregate number of Owned Shares sold in the Offering and the Share Repurchase is less than 15,790,005, Buyer shall, concurrently with the closing of the Offering and the Share Repurchase, deposit into the escrow provided for under the Escrow Agreement a cash amount equal to (x) 15,790,005 less the aggregate number of Owned Shares sold in the Offering and the Share Repurchase times (y) the Per Share Price (the product thereof being referred to in this Agreement as the “Cash Makeup Amount”).

(f) Prior to the concurrent closings of the Offering and the Share Repurchase, Buyer shall surrender and deliver the Options, including any award agreements, notices of award and similar documents issued by Seller Parent to Buyer in connection with the grant of such Options, to Seller Parent for cancellation without further consideration. Following such surrender and cancellation, neither Buyer nor Buyer’s spouse shall have any right, title or interest in the Options. Buyer shall not exercise, transfer, assign or subject to any Encumbrance any Options from or after the date hereof.

Section 6.11 Reservations; Loyalty Program; Guests; Chips.

(a) Reservations. Buyer will honor, and cause LLC to honor, in accordance with their terms, the terms and rates of all pre-Closing reservations (including, without limitation, room, facilities, services, entertainment, equestrian, banquet and food service reservations) at the Hotel/Casino made in the Ordinary Course of Business by guests or customers, including advance reservation cash deposits, for rooms or services confirmed by Seller or LLC for dates after the Closing Date. Seller shall, and shall cause LLC to continue to accept reservations at the Hotel/Casino for periods after the Closing in the Ordinary Course of Business. Buyer recognizes that such reservations may include discounts or other benefits, including, without limitation, benefits under frequent player or casino awards programs, group discounts and other discounts or requirements that food, beverage or other benefits be delivered by Buyer to the guest(s) holding such reservations in the Ordinary Course of Business consistent with past practices. Buyer will honor, and will cause LLC to honor, all room allocation agreements and banquet facility and service agreements which have been granted to groups, persons or other customers for periods after the Closing at the rates and terms provided in such agreements; provided that such agreements were made in the Ordinary Course of Business. Buyer agrees that LLC and Seller cannot make and have made no representation or warranty that any party holding a reservation or agreement relating to rooms, facilities, services, entertainment, equestrian events, banquets or food services will utilize such reservation or honor such agreement. Buyer, by the execution hereof, assumes the risk of non-utilization of reservations and non-performance of such agreements from and after the Closing.

(b) Club Coast. The Transferred Customer Database shall contain accurate and complete data regarding: (i) all players who are members of Club Coast who have earned awards at the South Coast and (ii) the number of points in each player’s account at the time of

Closing. Buyer agrees to honor, and cause LLC to honor, as set forth in this Section 6.11(b) and for at least sixty (60) days after the Closing, all cash back and other awards extended by Seller to members of Seller’s Club Coast frequent player award program to the extent (x) such awards were earned at the Hotel/Casino and (y) such awards are rolled over by the recipients thereof into a new frequent player award program to be established by Buyer after the Closing. Such awards shall be honored on terms consistent with Seller’s past practice, and Buyer authorizes Seller to, and to cause LLC to, prior to the Closing, extend such awards with expirations of up to sixty (60) days after the Closing. Seller agrees to reasonably cooperate with Buyer in order for Buyer to fulfill its obligations under this Section 6.11(b). Effective upon the Closing, Buyer and its Affiliates’ respective rights to participate in Seller’s Club Coast frequent player award program will cease, and Buyer and its Affiliates will cease granting any new cash back or other awards under such program. On or before the Closing Date, Buyer and Seller shall mutually agree on the specific awards (and the holders thereof) to which Buyer’s obligations under this Section 6.11(b) will apply.

(c) Guests’ Safe Deposit Boxes. From and after the Closing, Buyer and LLC shall be solely responsible for all guest safety deposit boxes at the Hotel/Casino.

(d) Guests’ Vehicles and Baggage. From and after the Closing, Buyer and LLC shall be solely responsible for: (i) all baggage, suitcases, luggage, valises and trunks of hotel guests checked or left with the Hotel/Casino; (ii) all luggage or other property of guests retained by the Hotel/Casino as security for unpaid Accounts Receivable; (iii) the contents of the baggage storage room; and (iv) all motor vehicles that were checked and placed in the care of the Hotel/Casino.

(e) Destruction of Chips. Pursuant to applicable Gaming Laws, Seller shall, in consultation with Buyer and at least thirty (30) days prior to the Closing Date, submit for approval of the applicable Gaming Authorities a plan for the redemption and destruction of all chips, tokens and plaquemines at the Hotel/Casino (both as of the Closing Date and at the conclusion of the redemption period provided in Section 6.11(f)). Buyer and Seller agree to cooperate in effectuating the plan that is approved by such applicable Gaming Authorities.

(f) Post-Closing Redemption of Chips. Pursuant to the regulations of the applicable Gaming Authorities and as approved and directed by such applicable Gaming Authorities, Seller shall, for a period of not less than one hundred twenty (120) days after the Closing (or such shorter period authorized by applicable Gaming Authorities), redeem for cash all gaming chips, tokens and plaquemines issued by the Business prior to the Closing. The procedures implemented by Seller shall be those approved by such applicable Gaming Authorities, a copy or copies of which shall be supplied to Buyer as soon as practical. Buyer acknowledges and agrees that to the extent the applicable Gaming Authorities allow, at the request of Seller, Buyer shall redeem said chips, tokens and plaquemines and Seller shall reimburse Buyer for said redemption not less than once per week.

Section 6.12 Transfer of Utilities; Insurance.

(a) Utilities. Prior to the Closing, Seller shall notify all utility companies servicing the Property of the anticipated transfer of the Property and request that all billings after the

Closing be made to LLC at the Property address. Buyer shall be responsible for paying, before the Closing, all deposits required by utility companies in order to continue service at the Hotel/Casino for periods after the Closing and shall take any other action and make any other payments required to assure uninterrupted availability of utilities at the Hotel/Casino for all periods after the Closing. Following the Closing, all utility deposits made by Seller will be refunded directly to Seller by the utility companies holding such deposits.

(b) Insurance. All of Seller’s fire and casualty insurance and other insurance policies with respect to the Property or the Hotel/Casino may be cancelled by Seller effective immediately following the Closing, and any refunded premiums shall be retained by, and transferred to, Seller. Buyer and LLC will be responsible for acquiring and placing all insurance policies with respect to the Property or the Hotel/Casino for periods beginning immediately following the Closing.

Section 6.13 Replacement Signage. Not later than promptly following the closing of the Offering, Buyer shall use commercially reasonable efforts to procure, at Buyer’s expense, such replacement signage as is necessary or desirable to remove and/or replace any and all exterior signage bearing the name “South Coast” or variations thereof at the Property as soon as practicable following the Closing. Buyer shall use commercially reasonable efforts to pursue the design, manufacture and delivery of such replacement signage to Buyer prior to the Closing, and Buyer shall use commercially reasonable efforts to remove any and all exterior signage bearing the name “South Coast” or variations thereof at the Property as soon as reasonably practicable following the Closing (and in any event shall remove or otherwise cease to use and cover up such signage on or before the later of December 31, 2006 or thirty (30) days after the Closing Date). Notwithstanding the foregoing, Seller shall reimburse Buyer for amounts paid by Buyer (as substantiated by evidence reasonably satisfactory to Seller) in connection with the design, manufacture and delivery of any such replacement signage through the date of termination if this Agreement is terminated pursuant to Section 8.1(b), (c), (d), (e) or (j) and in such event (a) Buyer shall promptly convey to Seller all right, title and interest in connection with such signage (including the right to terminate additional work on such signage to the extent Buyer would have been entitled to do so), and (b) Seller shall assume the obligation to make any further payments payable in connection with such design, manufacture and delivery.

Section 6.14 Insurance; Casualty and Condemnation. If, before the Closing, the Hotel/Casino is damaged by fire or other casualty, and such damage is not a Seller Material Adverse Effect, then the Closing shall proceed as scheduled and Seller shall, on the Closing Date, pay to Buyer all insurance proceeds received by Seller prior to such time with respect to such damage, less any proceeds applied to the repair or restoration of the Hotel/Casino related to such damage and, if such insurance proceeds are not sufficient to fully repair or restore the Hotel/Casino, Seller and Buyer shall mutually agree on the amount of any such shortfall and Seller shall be responsible for the payment of such amounts; provided, that Seller and its Affiliates shall have no responsibility for repair or restoration of the Hotel/Casino or any resultant loss, directly, by subrogation, or otherwise. Notwithstanding the foregoing, if Buyer reasonably determines the repair or restoration of any such damage to the Hotel/Casino will be reasonably likely to require expenditures in excess of Sixty Million Dollars ($60,000,000), then Buyer may, in its sole discretion and upon proper notice to Seller, forego the benefits of this Section 6.14 and terminate this Agreement.

Section 6.15 Certain Notifications.

(a) From the date of this Agreement until the Closing, Seller and Seller Parent, shall, and shall cause LLC to, promptly notify Buyer in writing regarding any of the following which comes to the knowledge of LLC, Seller or Seller Parent:

(i) any fact, circumstance, event, or action by or regarding Seller, Seller Parent or LLC, the existence, occurrence, or taking of which would result in the conditions set forth in Section 7.2(a) or Section 7.2(b) not being true as of the Closing;

(ii) any breach of any covenant or obligation of Seller or Seller Parent hereunder; and

(iii) any fact, circumstance, event or action which will result in, or would reasonably be expected to result in, the failure of Seller or Seller Parent to timely satisfy any of the closing conditions specified in Article VII of this Agreement, as applicable.

(b) From the date of this Agreement until the Closing, Buyer shall promptly notify Seller and Seller Parent in writing regarding any of the following which comes to the knowledge of Buyer:

(i) any fact, circumstance, event, or action by or regarding Buyer, the existence, occurrence, or taking of which would result in the conditions set forth in Section 7.3(a) or Section 7.3(b) not being true as of the Closing

(ii) any breach of any covenant or obligation of Buyer hereunder; and

(iii) any fact, circumstance, event or action which will result in, or would reasonably be expected to result in, the failure of Buyer to timely satisfy any of the closing conditions specified in Article VII of this Agreement, as applicable.

Section 6.16 Tax Matters.

(a) Tax Returns. Seller shall prepare or cause to be prepared all Tax Returns for LLC required to be filed prior to the Closing Date and shall pay all Taxes owing with respect thereto (subject to Section 9.2(d) hereof). Buyer shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for LLC required to be filed for all Tax Periods beginning prior to the Closing Date which are filed after the Closing Date and shall pay all Taxes owing with respect thereto (subject to Section 9.2(d) hereof). Buyer shall permit Seller at least ten (10) days to review and comment on each such Tax Return prior to filing and shall make such revisions to such Tax Returns as are reasonably requested by Seller.

(b) Cooperation on Tax Matters. Buyer and Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer and Seller further agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated by this Agreement).

(c) Tax Refunds. The amount of any refunds of Taxes constituting an Excluded Liability or attributable to the Assets for any period prior to Closing shall be for the account of Seller. Any such amounts owing to Seller as provided in this Section 6.16(c) shall be paid by Buyer within five (5) Business Days of the receipt of any such refunds.

Section 6.17 Acquisition of Business; Right of First Refusal.

(a) Acquisition of Business. Until the fifth (5th) anniversary of the Closing Date (such period being referred to in this Agreement as the “No Sale Period”), neither LLC nor Buyer nor any of their respective Affiliates shall initiate, enter into any substantive negotiations concerning or effect, or enter into any Contract, arrangement or understanding to effect, the disposition (other than to (i) an Affiliate of LLC solely in connection with an organizational restructuring of LLC or a similar transaction or (ii) to Seller, Seller Parent or any Affiliate thereof), directly or indirectly, of the Business or all or substantially all of the assets used in connection with the Business, whether by sale of assets, shares or other equity interests of LLC, Buyer, any Affiliate of LLC or Buyer, or any merger or similar transaction involving any of them (any such disposition being referred to in this Agreement as an “Acquisition”). The provisions of this Section 6.17(a) shall not prohibit LLC, Buyer and their respective Affiliates from granting a security interest in all or part of the Business to secure indebtedness for borrowed money of LLC, Buyer and/or their respective Affiliates, nor shall this Section 6.17(a) prohibit the exercise of remedies by any such secured party in connection with any default under such indebtedness.

(b) Right of First Refusal. Following the No Sale Period and through the eighth (8th) anniversary of the Closing Date, neither LLC nor Buyer (or their respective Affiliates or Representatives) shall enter into a binding agreement with a third party (“Third Party”) providing for an Acquisition without first offering Seller the opportunity to effect the Acquisition on the same economic terms which the LLC or Buyer is prepared to accept from the Third Party as reflected in a written proposal from or with the Third Party. The offer shall remain open for a period of thirty (30) days from receipt of the offer by Seller (“Right of First Refusal Period”); provided, however, that if consideration other than cash is to be received, Seller shall be offered the transaction with consideration terms equal to the fair market value of such non-cash consideration. The offer notice delivered to Seller shall set forth all of the material terms of the offer, including, but not limited to, price, whether payable in cash or securities or other consideration, whether any securities to be received are to be freely tradable, and whether the transaction is structured to be tax free and shall be accompanied with a copy of the proposal and, if available, the most recent draft of proposed agreement for the Acquisition. If Seller accepts Buyer’s offer with the Right of First Refusal Period, Buyer and Seller shall use their commercially reasonable efforts to enter into a binding agreement on the terms described in the offer notice as soon as practicable but no longer than thirty (30) days from the date of the offer notice. If Seller rejects, or fails to timely accept Buyer’s offer, Buyer shall have six (6) months from the end of the Right of First Refusal Period to enter into a binding agreement with the Third Party on economic terms no less favorable to Buyer than those reflected in the offer notice.

Section 6.18 Sports Book; Race Book.

(a) Through the termination of the Sports Book Transition Period, Buyer and Seller shall continue to operate, in the same manner as operated as of the date hereof, the sports book operations (the “Sports Book”) that currently service the Hotel/Casino and other properties of Seller and its Affiliates. During the Sports Book Transition Period, all revenue and expenses (including overhead) of the Sports Book shall be allocated between Seller and Buyer on a “percentage of handle” basis. Each bet placed with the Sports Book prior to the termination of the Sports Book Transition Period with respect to events occurring after such period, or which remains unsettled as of the termination of such period, shall be allocated to Buyer or Seller, as applicable, according to whether such bet was placed at the Hotel/Casino or a property of Seller or its Affiliates. During the Sports Book Transition Period, neither Buyer nor Seller, nor any of their Affiliates, shall cause the Sports Book to incur any expenses outside of the Ordinary Course of Business without the prior written consent of the other party. Buyer, Seller and Seller Parent shall take all commercially reasonable actions necessary to timely obtain any licenses or approvals required under applicable Gaming Laws to permit the transactions contemplated by this Section 6.18 and Buyer and Seller shall each bear its own costs and fees imposed by any applicable Gaming Authority in connection with obtaining any such licenses and approvals. For the purposes of this Agreement, “Sports Book Transition Period” means the period from the Closing Date through and including February 11, 2007.

(b) Pursuant to the regulations of the applicable Gaming Authorities and as approved and directed by such applicable Gaming Authorities, Buyer, Seller, Seller Parent and their Affiliates will cooperate and provide such reasonable assistance and services as are necessary to permit the redemption of winning tickets sold by a pari-mutuel horse race wagering book and any non-pari-mutuel book authorized to be operated by applicable Gaming Authorities at the Hotel/Casino for events prior to the Closing Date. The procedures implemented by Buyer, Seller, Seller Parent and their Affiliates shall be those approved by such applicable Gaming Authorities.

Section 6.19 Transfer of Certain Domain Names. Each of Seller, Seller Parent and Buyer agree that, during the period from the concurrent closings of the Offering and the Share Repurchase through the Closing Date, each of them will take any and all actions reasonably necessary to transfer the Third Party Domain Names to LLC at the time of the Transfer; provided, that all costs and expenses of all such transfers shall be the sole responsibility of Buyer. For the purposes of this Agreement, “Third Party Domain Names” means BrendanGaughan.com; OrleansRacing.com; OrleansMotorsports.com; KevinKroyer.com; KroyerEngines.com; KroyerRacingEngines.com; and KroyerRacing.com.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1 Conditions to the Parties’ Obligation to Effect the Closing. The respective obligations of each party to this Agreement to effect the Closing shall be subject to the satisfaction or waiver by each party prior to the Closing of the following conditions:

(a) No Injunctions. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction or statute, rule or regulation which is in effect (whether temporary, preliminary or permanent) and which prevents or prohibits the consummation of the transactions contemplated by this Agreement.

(b) HSR Act. Any applicable waiting periods, together with any extensions thereof, under the HSR Act and the antitrust or competition Laws of any other applicable jurisdiction shall have expired or been terminated.

(c) Governmental Consents. Buyer shall have obtained all material consents, approvals, findings of suitability, licenses, permits, orders or authorizations of and registrations, declarations or filings with any Governmental Entity with jurisdiction in respect of applicable Gaming Laws, in each case, required or necessary in connection with the transactions contemplated by this Agreement and necessary for ownership and operation of the Property (including, without limitation, approval, licensing or registration of Buyer and, to the extent required by the Gaming Authorities, those persons who will be its (i) officers, executive directors, key employees or Persons performing management functions similar to officers, (ii) partners and (iii) limited partners, each, as required by any Governmental Entity) shall be in full force and effect.

(d) Completion of the Offering. The Offering shall have been completed in the manner provided herein.

(e) Completion of the Share Repurchase. The Share Repurchase shall have been completed in the manner provided in the Stock Purchase Agreement

(f) Instructions to Escrow Agent. Buyer shall have duly executed and delivered, in form and substance reasonably satisfactory to Seller Parent, instructions to the Escrow Agent that the Note, the Net Offering Proceeds and the Cash Makeup Amount, if any, shall, in connection with the Closing, be delivered or caused to be delivered to Seller in accordance with Section 3.1.

Section 7.2 Additional Conditions to Obligations of Buyer. The obligation of Buyer to effect the Closing is subject to the satisfaction of each of the following conditions prior to the Closing, any of which may be waived in writing exclusively by Buyer:

(a) Representations and Warranties of Seller, Seller Parent and LLC. The representations and warranties of Seller, Seller Parent and LLC contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Seller Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and as of the date of this Agreement, in each case except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Seller Material Adverse Effect. Buyer shall have received a certificate signed on behalf of LLC by the manager of LLC to such effect, a certificate signed on behalf of Seller by an officer of Seller to such effect, and a certificate signed on behalf of Seller Parent by its Chief Executive Officer to such effect.

(b) Performance of Obligations of LLC, Seller and Seller Parent. LLC, Seller and Seller Parent shall have performed in all material respects all obligations required to be performed by it or them under this Agreement at or prior to the Closing, including without limitation, the Transfer on the terms set forth in this Agreement. Buyer shall have received a certificate signed on behalf of LLC by the manager of LLC to such effect, a certificate signed on behalf of Seller by an officer of Seller to such effect, a certificate signed on behalf of Seller Parent by its Chief Executive Officer to such effect and such other evidence as Buyer may reasonably request that the Transfer has been consummated on the terms set forth in this Agreement.

(c) Release of Liens. All Liens (other than Permitted Encumbrances) shall be in a position to be released of record concurrently with the Closing.

(d) Title Policy. The Title Insurer shall be irrevocably committed to issue the Title Policy to LLC.

(e) Contract Consent. Buyer shall have received the consent or waiver required for the assignment of that certain License and Development Agreement, dated March 29, 2006, by and between Bally Gaming, Inc., a Nevada corporation (the “Key Contract Party”) and Seller Parent, including that certain Addendum, dated March 29, 2006, attached thereto and that certain Master Purchase and License Agreement and Master System Maintenance Agreement, each dated June 27, 2003 and incorporated therein (collectively, the “Key Contract”), or shall have entered into a new Contract with the Key Contract Party or another Person providing and/or performing substantially similar products and/or services, in each case on terms and conditions that are, in the reasonable discretion of Buyer, substantially similar to the terms and conditions contained in the Key Contract as of the date of this Agreement as they relate to the Business. Each of Seller, Seller Parent and Buyer agrees to negotiate in good faith with respect to (i) any consents or waivers required with respect to Contracts added to Section 4.5(a) of the Seller Disclosure Letter after the date hereof pursuant to Section 4.5(a) or (ii) Assumed Contracts added to Section 11.1(A) of the Seller Disclosure Letter after the date hereof pursuant to the definition of “Assumed Contracts” in Section 11.1.

Section 7.3 Additional Conditions to Obligations of Seller. The obligations of Seller to effect the Closing are subject to the satisfaction of each of the following conditions prior to the Closing, any of which may be waived in writing exclusively by Seller:

(a) Representations and Warranties of Buyer. The representations and warranties of Buyer contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Buyer Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and as of the date of this Agreement, in each case except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Buyer Material Adverse Effect. Seller shall have received a certificate signed by Buyer to such effect.

(b) Performance of Obligations of Buyer. Buyer shall have performed in all material respects all obligations required to be performed by him under this Agreement at or prior to the Closing. Seller shall have received a certificate signed by Buyer to such effect.

(c) Buyer Instructions to Seller Parent. Buyer shall have delivered, in form and substance reasonably satisfactory to Seller Parent, instructions to Seller Parent to apply the principal amount of the Note to the Purchase Price in accordance with Section 3.1.

(d) Spousal Consent. The spousal consent executed and delivered by Buyer’s spouse to Seller on the date hereof shall remain in full force and effect.

ARTICLE VIII

TERMINATION AND AMENDMENT

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Closing (with respect to Sections 8.1(b) through 8.1(i), by written notice by the terminating party to the other parties):

(a) by mutual agreement of Seller and Buyer;

(b) by either Buyer or Seller, if the transactions contemplated hereby shall not have been consummated on or prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose material breach of any representation, warranty or covenant under this Agreement has been the primary cause of or resulted in the failure of the Closing to occur on or before the Outside Date;

(c) by either Buyer or Seller, if any Gaming Authority has made a final determination that such Gaming Authority will not grant a required gaming approval;

(d) by either Buyer or Seller, if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case, having the effect of permanently restraining, enjoining or otherwise prohibiting the Closing and the transactions contemplated hereby; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party whose material breach of any representation, warranty or covenant under this Agreement has been the primary cause of such action;

(e) by Buyer, if LLC, Seller or Seller Parent has breached any of their respective representations, warranties, covenants or agreements, as applicable, set forth in this Agreement which (i) would result in a failure of a condition set forth in Sections 7.2(a) or (b), and (ii) is not cured in all material respects within thirty (30) calendar days after written notice thereof; provided, however, that if such breach cannot reasonably be cured within such thirty (30) day period but can be reasonably cured prior to the Outside Date, and LLC or Seller, as applicable, is diligently proceeding to cure such breach, this Agreement may not be terminated pursuant to this Section 8.1(e); and provided, further, that Buyer’s right to terminate this Agreement under this Section 8.1(e) shall not be available if, at the time of such intended termination, Seller has the right to terminate this Agreement under Section 8.1(f) as a result of Buyer’s breach of any of his representations, warranties, covenants or agreements contained in Section 5.3 or Section 6.1 with respect to the same breached representation, warranty, covenant or agreement;

(f) by Seller, if Buyer shall have breached any of his representations, warranties, covenants or agreements set forth in this Agreement which (i) would result in a failure of a condition set forth in Sections 7.3(a), (b), (c) or (d) and (ii) is not cured in all material respects within thirty (30) calendar days after written notice thereof; provided, however, that if such breach cannot reasonably be cured within such thirty (30) day period but can be reasonably cured prior to the Outside Date, and Buyer is diligently proceeding to cure such breach, this Agreement may not be terminated pursuant to this Section 8.1(f);

(g) by Buyer, as set forth in Section 6.14 or Section 10.3;

(h) by Seller, if Buyer withdraws any application or other document filed with any Governmental Entity that is required to obtain any necessary Governmental Approval under applicable Gaming Laws as contemplated in Section 6.6;

(i) by Seller, in the event that Bank of America, N.A. or any successor thereto forecloses on the Escrow Amount or Note as pledged collateral under that certain Loan Agreement, dated as of June 29, 2004, between Buyer and Bank of America, N.A.; and

(j) notwithstanding the foregoing, in the event the closing for the Offering has not occurred within sixty (60) days following the date of this Agreement, either Buyer or Seller may elect to terminate this Agreement upon proper notice to the other parties hereto.

Section 8.2 Effect of Termination.

(a) Liability. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall immediately become void and there shall be no Liability or obligation on the part of Buyer, Seller, Seller Parent or LLC, or their respective Affiliates or Representatives, other than Section 6.5(b), Section 6.5(c) and this Section 8.2; provided, however, that nothing contained in this Section 8.2 shall relieve or limit the Liability of any party to this Agreement for any fraudulent or willful breach of this Agreement.

(b) Release of the Escrow Amount and the Note. Upon termination of this Agreement pursuant to Section 8.1, the Escrow Amount, together with any interest earned thereon, and the Note shall be released to Buyer in accordance with the terms of the Escrow Agreement and Seller Parent shall pay to Buyer, as soon as practicable and in any event no later than one (1) Business Day following termination of this Agreement pursuant to Section 8.1, the principal amount of and accrued but unpaid interest on the Note by wire transfer of immediately available funds to an account specified in writing by Buyer.

ARTICLE IX

SURVIVAL; INDEMNIFICATION

Section 9.1 Survival of Representations, Warranties, Covenants and Agreements.

(a) Except as set forth in Article VIII and Section 9.1(b) of this Agreement, the representations, warranties, covenants and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any Person controlling any such party or any of their Representatives whether prior to or after the execution of this Agreement.

(b) The representations and warranties made by each party hereto in this Agreement shall survive the Closing until (and claims based upon or arising out of such representations and warranties may be asserted at any time before) the twelve (12) month anniversary of the Closing Date (the “Survival Period”). The parties intend for the preceding sentence to shorten the otherwise applicable statute of limitations and agree that, subject to the last sentence of this Section 9.1(b), no claim may be brought based upon, directly or indirectly, any of the representations and warranties contained in this Agreement after the Survival Period with respect to such representation or warranty. The covenants and agreements of the parties hereto in this Agreement shall survive the Closing, without any contractual limitation on the period of survival (other than those covenants and agreements that are expressly required to remain in full force and effect for a specified period of time). The termination of the representations and warranties provided herein shall not affect a party in respect of any claim made by such party in accordance with this Article IX.

(c) For the avoidance of doubt, notwithstanding anything to the contrary contained in this Agreement (including Section 9.1(b)), indemnification claims of the parties brought pursuant to Sections 9.2(a)(iii) and (iv) and Sections 9.2(b)(iii) and (iv), as applicable, not brought within the Survival Period shall nevertheless survive for the period ending thirty (30) days after the period specified in the applicable statute of limitations.

Section 9.2 Indemnification.

(a) Except as otherwise provided in Section 9.2(d) with respect to Taxes, from and after the Closing, Seller and Seller Parent shall indemnify, save and hold harmless Buyer and his Representatives and Affiliates (including LLC after the Closing) (each, a “Buyer Indemnified Party” and collectively, the “Buyer Indemnified Parties”) from and against any and all costs, losses, Liabilities, obligations, damages, claims, demands and expenses (whether or not arising out of third-party claims), including interest, penalties, costs of mitigation, reasonable attorneys’ fees and all amounts paid in investigation, defense or settlement of any of the foregoing (herein, “Damages”), incurred in connection with, arising out of, resulting from or incident to:

(i) any breach of any representation or warranty made by Seller or Seller Parent in this Agreement or the Stock Purchase Agreement;

(ii) any breach of any covenant or agreement made, or to be performed, by LLC (through the Closing), Seller or Seller Parent in this Agreement or the Stock Purchase Agreement;

(iii) the Excluded Liabilities; and

(iv) the Excluded Assets, including without limitation the Budgeted Construction Costs.

(b) Except as otherwise provided in Section 9.2(d) with respect to Taxes, from and after the Closing, Buyer and LLC shall indemnify, save and hold harmless Seller and its Affiliates and their respective Representatives (each, a “Seller Indemnified Party” and collectively, the “Seller Indemnified Parties”) from and against any and all Damages incurred in connection with, arising out of, resulting from or incident to:

(i) any breach of any representation or warranty made by Buyer in this Agreement or the Stock Purchase Agreement;

(ii) any breach of any covenant or agreement made, or to be performed, by LLC (after Closing) or Buyer in this Agreement or the Stock Purchase Agreement;

(iii) the Assumed Liabilities; and

(iv) the Assets and the ownership, use or operation of the Business and LLC from and after the Closing.

(c) Interpretation.

(i) The term Damages as used in this Article IX is not limited to matters asserted by third parties against an Indemnified Party, but also includes Damages incurred or sustained by an Indemnified Party in the absence of third party claims. Notwithstanding anything in this Agreement to the contrary, the term Damages shall not include any consequential, special or incidental damages, claims for lost profits, or punitive or similar damages.

(ii) Notwithstanding anything to the contrary in this Agreement, neither the Buyer Indemnified Parties nor the Seller Indemnified Parties shall be entitled to any recovery of Damages pursuant to this Article IX to the extent that any of the Buyer Indemnified Parties or the Seller Indemnified Parties, as applicable, had actual knowledge as of the Closing Date of any Liability that gives rise to the Damages, including the breach of any representation, warranty, covenant or agreement in this Agreement, that gives rise to such Damages and failed to promptly disclose such actual knowledge to Buyer (if a Seller Indemnified Party) or Seller (if a Buyer Indemnified Party).

(iii) In determining Damages, any Tax benefit to the Indemnified Party or any Affiliate thereof shall be taken into account and reduce Damages otherwise payable. A Tax benefit will be considered to be recognized by the Indemnified Party or any Affiliate in the tax period in which an actual Tax benefit occurs, and the amount of the Tax benefit shall be determined by using the actual tax rates applicable to the Indemnified Party and its Affiliates, on a with and without basis after any deductions, credits, allowances or other tax attributes reportable with respect to a payment hereunder. At such time as an Indemnified Party makes a request for indemnification, the Indemnified Party shall provide the Indemnifying Party with a detailed schedule of the Tax benefits and the incurrence of the indemnified liability. The schedule shall set forth the amounts and anticipated tax years to which the Tax benefits will be recognized (based on the current experience and internal financial projections of the Indemnified Party) and, based on current federal and state Tax rates, the resulting estimated Tax benefits. The present value of the estimated Tax benefits then shall be determined by discounting each year’s estimated benefit using a discount rate equal to the current prime lending rate as published on the date of payment in The Wall Street Journal. The calculation of Damages shall be decreased so that the net after-Tax present value of the payment equals the net after-Tax loss to the Indemnified Party.

(d) Tax Indemnification.

(i) From and after the Closing, Seller shall indemnify, save and hold harmless the Buyer Indemnified Parties from and against (A) all Liability for Taxes constituting Excluded Liabilities, and (B) any and all Damages arising out of, resulting from or incident to any breach by Seller of any covenant contained in Sections 6.9(a) and 6.16.

(ii) From and after the Closing, Buyer shall indemnify, save and hold harmless the Seller Indemnified Parties from and against (a) all Liability for Taxes of LLC constituting an Assumed Liability and (b) any and all Damages arising out of, resulting from or incident to the breach by Buyer of any covenant contained in Sections 2.9(a), 6.9 and 6.16.

(iii) In the case of any Straddle Period:

(A) any Taxes levied on a per diem basis (“Per Diem Taxes”), of LLC for a Pre-Transfer Tax Period shall be equal to the amount of such Per Diem Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Transfer Tax Period and the denominator of which is the total number of days in the Straddle Period; and

(B) the Taxes of LLC (other than Per Diem Taxes) for any Pre-Transfer Tax Period shall be computed as if such taxable period ended as of the close of business on the day preceding the Closing Date.

Section 9.3 Procedure for Claims between Parties. If a claim for Damages is to be made by a Buyer Indemnified Party or Seller Indemnified Party (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) entitled to indemnification hereunder, such party shall give written notice describing in reasonable detail the claim and the total monetary damages sought (each, a “Notice”) to the indemnifying party hereunder (the “Indemnifying Party” and collectively, the “Indemnifying Parties”) as soon as practicable after, but in no event subsequent to the expiration of the Survival Period, such Indemnified Party becomes aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought under this Article IX. Any failure to submit any such Notice to the Indemnifying Party shall not relieve any Indemnifying Party of any Liability hereunder, except to the extent that the

Indemnifying Party demonstrates that an Indemnifying Party was actually prejudiced by such failure. The Indemnifying Party shall be deemed to have accepted the Notice and the Indemnifying Party shall be deemed to have agreed to pay the Damages at issue, if the Indemnifying Party does not send a notice of disagreement to the Indemnified Party within thirty (30) calendar days after receiving the Notice pursuant to Section 9.5.

Section 9.4 Defense of Third Party Claims.

(a) Except as otherwise provided in Section 9.4(b) with respect to Tax Claims, if any lawsuit or enforcement action is filed against an Indemnified Party by any third party (each, a “Third Party Claim”) for which indemnification under this Article IX may be sought, Notice thereof shall be given to the Indemnifying Party as promptly as practicable. The failure of any Indemnified Party to give timely Notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the Indemnifying Party demonstrates that an Indemnifying Party was actually prejudiced by such failure. After such Notice, if the Indemnifying Party acknowledges in writing to an Indemnified Party that the Indemnifying Party is liable and has indemnity obligations for any Damages resulting from any such Third Party Claim, then the Indemnifying Party shall be entitled, if it so elects at its own cost, risk and expense, (i) to take control of the defense and investigation of such Third Party Claim, (ii) to employ and engage attorneys of its own choice (provided that such attorneys are reasonably acceptable to the Indemnified Party) to handle and defend the same, unless the named parties to such action or proceeding include both one or more Indemnifying Parties and an Indemnified Party, and the Indemnified Party has been advised by counsel that there may be one or more legal defenses available to such Indemnified Party that are different from or additional to those available to an applicable Indemnifying Party, in which event such Indemnified Party shall be entitled, at the Indemnifying Parties’ reasonable cost, risk and expense, to separate counsel (provided that such counsel is reasonably acceptable to the Indemnifying Party), and (iii) to compromise or settle such claim, which compromise or settlement shall be made only with the written consent of the Indemnified Party, such consent not to be unreasonably withheld or delayed; provided that an Indemnified Party may withhold consent under any circumstance if the terms of such compromise or settlement subject the Indemnified Party to any liability (other than Assumed Liabilities contemplated under this Agreement). If the Indemnifying Party elects to assume the defense of a Third Party Claim, the Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Party and its attorneys in the investigation, trial and defense of such Third Party Claim and any appeal arising therefrom; provided, however, that the Indemnified Party may, at its own cost, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. The parties shall cooperate with each other in any notifications to insurers. If the Indemnifying Party fails to assume the defense of such claim within fifteen (15) calendar days after receipt of the Notice, the Indemnified Party against which such claim has been asserted will have the right to undertake, at the Indemnifying Parties’ reasonable cost, risk and expense, the defense, compromise or settlement of such Third Party Claim on behalf of and for the account and risk of the Indemnifying Parties; provided, however, that such claim shall not be compromised or settled without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. If the Indemnified Party assumes the defense of the claim, the Indemnified Party will keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement. The Indemnifying Parties shall be liable for any settlement of any Third Party

Claim effected pursuant to and in accordance with this Section 9.4 and for any final judgment (subject to any right of appeal), and the Indemnifying Party agrees to indemnify and hold harmless the Indemnified Party from and against any Damages by reason of such settlement or judgment.

(b) If a claim shall be made by any Governmental Entity with respect to Taxes, which, if successful, might result in an indemnity payment pursuant to Section 9.2(d) (a “Tax Claim”), the Indemnified Party shall promptly, as practicable following the receipt of such Tax Claim, give written notice of such claim to the Indemnifying Party. The parties further agree as follows:

(i) With respect to any Tax Claim relating to a Pre-Transfer Tax Period, Seller shall, upon written notification to Buyer, control all proceedings and may make all decisions taken in connection with such Tax Claim (including selection of counsel) at their own expense; provided, however, that with respect to Tax Claims the resolution of which will increase Taxes of LLC Post-Transfer Tax Period, then Buyer may also participate in such proceeding at its own expense and Seller may not settle such Tax Claim without the written consent of Buyer, which shall not be unreasonably withheld. The Seller and Buyer shall jointly control all proceedings taken in connection with any Tax Claim relating to Taxes of LLC for a Straddle Period. Buyer shall control at its own expense all proceedings with respect to any Tax Claim relating to a Tax Period beginning on or after the Closing Date. A party shall promptly notify the other party if it decides not to control the defense or settlement of any Tax Claim which it is entitled to control pursuant to this Agreement, and the other party shall thereupon be permitted to defend and settle such proceeding.

(ii) Seller and Buyer and each of their respective Affiliates shall reasonably cooperate with each other in contesting any Tax Claim. Such cooperation shall include the retention and, upon the request of the party or parties controlling proceedings relating to such Tax Claim, the provision to such party or parties of records and information which are reasonably relevant to such Tax Claim, and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Claim.

Section 9.5 Resolution of Conflicts and Claims.

(a) If the Indemnifying Party objects in writing to any claim for indemnification made by an Indemnified Party in any written Notice of a claim (an “Objection Notice”), Seller and Buyer shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims, and Seller and Buyer shall provide information to the other party (as reasonably requested) related to the issues set forth in the Objection Notice. If Seller and Buyer should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties.

(b) If no such agreement is reached after good faith negotiation, either Buyer or Seller may demand mediation of the dispute, unless the amount of the damage or loss is at issue in a pending action or proceeding involving a Third Party Claim, in which event mediation shall not be commenced until such amount is ascertained or both parties agree to mediation. In any such mediation, Buyer and Seller agree to employ a mediator from the American Arbitration Association (the “AAA”) to assist them in reaching resolution of such dispute according to the Commercial Mediation Rules of the AAA. The mediator shall be a corporate attorney practicing in Las Vegas, Nevada, with at least fifteen (15) years experience in acquisitions. The fees and expenses of the mediator shall be shared equally by Buyer and Seller. If, after mediation efforts, Buyer and Seller should agree as to all or a portion of a claim, a memorandum setting forth such agreement shall be prepared and signed by both parties. If after reasonable efforts, and over a period of sixty (60) calendar days, the parties are unable to reach agreement on such dispute utilizing the mediator, the parties shall be permitted to proceed with any other remedy available to such party.

Section 9.6 Limitations on Indemnity.

(a) No Buyer Indemnified Party shall seek, or be entitled to, indemnification from any of the Indemnifying Parties pursuant to Section 9.2(a) to the extent the aggregate claims for Damages of the Buyer Indemnified Parties are less than One Hundred Thousand Dollars ($100,000) (the “Threshold”) or exceed an amount equal to Sixty Million Dollars ($60,000,000) (the “Cap”); provided, that, if the aggregate of all such claims for Damages equals or exceeds the Threshold, then such Buyer Indemnified Party shall be entitled to recover for Damages subject to the limitations in this Section 9.6(a) only to the extent such Damages exceed the Threshold.

(b) No Seller Indemnified Party shall seek, or be entitled to, indemnification from any of the Indemnifying Parties pursuant to Section 9.2(b) to the extent the aggregate claims for Damages of the Seller Indemnified Parties are less than the Threshold or exceed an amount equal to the Cap; provided, that, if the aggregate of all such claims for Damages equals or exceeds the Threshold, then such Seller Indemnified Party shall be entitled to recover for Damages subject to the limitations in this Section 9.2(b) only to the extent such Damages exceed the Threshold. Notwithstanding anything herein to the contrary, this Section 9.2(b) shall not apply to indemnification or claims for indemnification for Damages incurred as a result of any breach of Buyer’s representations and warranties contained in Section II(B)(4) of the Stock Purchase Agreement.

(c) In calculating the amount of any Damages payable to a Buyer Indemnified Party or a Seller Indemnified Party hereunder, the amount of the Damages (a) shall not be duplicative of any other Damage for which an indemnification claim has been made and (b) shall be computed net of any amounts actually recovered by such Indemnified Party under any insurance policy with respect to such Damages (net of any costs and expenses incurred in obtaining such insurance proceeds). If an Indemnifying Party pays an Indemnified Party for a claim and subsequently insurance proceeds in respect of such claim is collected by the Indemnified Parties, then the Indemnified Party promptly shall remit the insurance proceeds (net of any costs and expenses incurred in obtaining such insurance proceeds) to Indemnifying Party. The Indemnified Parties shall use commercially reasonable efforts to obtain from any applicable insurance company any insurance proceeds in respect of any claim for which the Indemnified Parties seek indemnification under this Article IX. Notwithstanding anything to the contrary herein, if the Buyer Indemnified Parties are seeking, or are entitled to seek, indemnification from any of the Indemnifying Parties for Damages due to (i) LLC’s, Seller’s or Seller Parent’s fraud or willful misconduct, or (ii) the Excluded Liabilities or Excluded Assets, the Cap and the

Threshold shall not be applicable to, or otherwise limit a Buyer Indemnified Party’s recovery for, such claim. Notwithstanding anything to the contrary herein, if the Seller Indemnified Parties are seeking, or are entitled to seek, indemnification from any of the Indemnifying Parties for Damages due to (i) Buyer’s fraud or willful misconduct, or (ii) to a breach of Section 6.17, the Cap and the Threshold shall not be applicable to, or otherwise limit a Seller Indemnified Party’s recovery for, such claim.

Section 9.7 Payment of Damages. An Indemnified Party shall be paid in cash by an Indemnifying Party the amount to which such Indemnified Party may become entitled by reason of the provisions of this Article IX, within five (5) Business Days after such amount is determined either by mutual agreement of the parties or pursuant to the mediation proceeding described in Section 9.5 of this Agreement or on the date on which both such amount and an Indemnified Party’s obligation to pay such amount have been determined by a final judgment of a court or administrative body having jurisdiction over such proceeding.

Section 9.8 Exclusive Remedy. After the Closing, the indemnities provided in this Article IX shall constitute the sole and exclusive remedy of any Indemnified Party for Damages arising out of, resulting from or incurred in connection with any claims regarding matters arising under or otherwise relating to this Agreement; provided, however, that this exclusive remedy for Damages does not preclude a party from bringing an action for specific performance or other equitable remedy to require a party to perform its obligations under this Agreement. Notwithstanding anything to the contrary in this Article IX, (a) in the event of a fraudulent or willful breach of the representations, warranties, covenants or agreements contained herein by a party and (b) with respect to the Excluded Liabilities and Excluded Assets, any Indemnified Party shall have all remedies available at Law or in equity (including for tort) with respect thereto.

Section 9.9 Treatment of Indemnification Payments. All indemnification payments made pursuant to this Article IX shall be treated by the parties for income Tax purposes as adjustments to the Purchase Price, unless otherwise required by applicable Law.

Section 9.10 Timeliness of Notices. Notwithstanding anything in this Agreement to the contrary, no party shall be entitled to seek, or shall obtain (to the extent indemnification would otherwise be available under this Article IX), indemnification under this Article IX unless a Notice thereof is delivered to the applicable Indemnifying Party prior to the expiration of the Survival Period in accordance with the terms of this Agreement.

ARTICLE X

TITLE TO REAL PROPERTY

Section 10.1 Title Commitment and UCC-11 Search. Buyer agrees to accept the Title Commitment attached hereto as Exhibit 10.1(A) (the “Title Commitment”) and the UCC-11 Search attached hereto as Exhibit 10.1(B) (the “UCC Search”) as evidence of the status of Seller’s title to the Property as of the dates set forth therein and for purposes of defining Permitted Encumbrances. Buyer agrees to accept title to the Property subject to the Permitted Encumbrances. Seller shall execute any and all owner’s affidavits necessary to issue the Title

Policy. Seller shall bear all customary costs, expenses and premiums payable to the Title Company in connection with the preparation and issuance of the Title Commitment and the Title Policy; provided, however, that Buyer shall bear the incremental cost of ALTA extended coverage and any endorsements requested by Buyer.

Section 10.2 Defects.

(a) Seller shall provide Buyer with an updated Title Commitment and UCC Search not later than five (5) Business Days prior to the Closing. If the updated Title Commitment or UCC Search shows defects in title not shown by the Title Commitment, UCC Search, the Seller Disclosure Letter or exhibits attached to this Agreement, or, if the Property and Fixtures thereon should become subject to a Lien or other Encumbrance, and Seller has received an itemized written notice of such defects, Liens and/or Encumbrances within five (5) Business Days after the date of delivery of the updated Title Commitment or UCC Search to Buyer, Seller shall have the right to cure any such defects in title for thirty (30) days after receipt of such notice, and the Closing Date and Outside Date shall, if necessary, be extended accordingly. Title defects will not be deemed to include any Permitted Encumbrances.

(b) Failure to notify Seller within the above specified periods of title defects, Liens and/or Encumbrances revealed by the updated Title Commitment, UCC Search, the Seller Disclosure Letter or other exhibits to this Agreement shall be deemed a waiver of Buyer’s right to disapprove of the status of Seller’s title, and Buyer shall then accept such title as is described in the Title Commitment and UCC Search, as updated, without reserving any claim against Seller or any of its Affiliates for title defects.

(c) Neither Seller nor LLC shall be under any obligation to remove title defects, Liens and/or Encumbrances and any failure or refusal of Seller or LLC to do so shall not be a default of Seller or LLC hereunder, except that Seller and LLC shall be obligated to cure (i) monetary Liens or Encumbrances (“Monetary Encumbrances”) that are not disclosed by the Title Commitment, UCC Search, the Seller Disclosure Letter or other exhibits to this Agreement (other than Taxes and assessments and the Encumbrances created or suffered by Buyer pursuant to such Taxes or assessments) which encumber the Property between the date of this Agreement and the Closing, in the manner provided below and (ii) title defects created by Seller or LLC on or after the date of this Agreement. In order to cure any title defects other than a Monetary Encumbrance, Seller shall have the option to extend the Closing Date (and, if applicable, the Outside Date) for a period of thirty (30) days, by giving written notice of such extension election to Buyer on or prior to the Closing Date. Seller may cure Monetary Encumbrances by either of the following methods: (i) payment and release of such Monetary Encumbrance of record or (ii) posting a bond which causes such Monetary Encumbrance to cease to be a Lien on the Property.

Section 10.3 Failure to Cure Title Defects. If Seller fails to cure Monetary Encumbrances or title defects created by Seller or LLC that it is obligated to cure in accordance with Section 10.2, such failure shall be a default by Seller. If Seller elects not to attempt to cure or remove any other title defects, Liens and/or Encumbrances (excluding Permitted Liens and/or Permitted Encumbrances) or is not successful in its efforts to do so on or before the Closing Date, or the end of the extension period, if elected, then this Agreement shall, at the option of

Buyer (to be exercised by written notice to Seller no later than the earlier of: (i) the original or extended Closing Date, as applicable; or (ii) five (5) Business Days after Seller’s notice to Buyer of Seller’s election not to cure or attempt to cure such title defects, Liens and/or Encumbrances), be terminated; provided, that if Buyer so elects, Buyer may accept such title as is tendered by Seller without reduction in the Purchase Price, or reservation of claim against Seller or LLC.

Section 10.4 Survey. Buyer agrees to accept the Property subject to all matters shown by the survey attached hereto as Exhibit 10.4 (the “2003 Survey”). Seller shall cause an “as built” ALTA survey of the Land (the “2006 Survey”) to be prepared, certified and delivered to Buyer and the Title Company within fifteen (15) Business Days after the date hereof. Seller shall cause the 2006 Survey to be updated, recertified and provided to Buyer and the Title Company not later than five (5) Business Days prior to the Closing. Buyer shall bear all of the costs and expenses incurred in preparing, certifying, updating and recertifying the 2006 Survey. If the 2006 Survey reveals (a) any material encroachments of the Hotel/Casino onto property of others, (b) any material encroachments of property of others onto the Land, (c) the location of any title matter on the Land in a manner that would materially and adversely affect the ability to use the Hotel/Casino as presently constructed and located on the Land, or (d) any other matter which would render Seller’s title to the Hotel/Casino and/or the Land uninsurable and unmarketable, and if such matters were not revealed by the 2003 Survey and Buyer objects to such matters within five (5) Business Days of his receipt of the 2006 Survey, then such disclosure shall be a title defect as to which the provisions of Sections 10.2 and 10.3 shall govern Buyer’s and Seller’s rights and obligations. If the recertified 2006 Survey reveals (w) any material encroachments of the Hotel/Casino onto property of others, (x) any material encroachments of property of others onto the Land, (y) the location of any title matter on the Land in a manner that would materially and adversely affect the ability to use the Hotel/Casino as presently constructed and located on the Land, or (z) any other matter which would render Seller’s title to the Hotel/Casino and/or the Land uninsurable and unmarketable, and if such matters were not revealed by the 2006 Survey (excluding matters disclosed thereon which are timely objected to by Buyer pursuant to this Section 10.4), then such disclosure shall be a title defect as to which the provisions of Sections 10.2 and 10.3 shall govern Buyer’s and Seller’s rights and obligations.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Definitions.

(a) For purposes of this Agreement, the term:

“Accounts Payable” means all amounts owing for goods and services received by the Business but not yet paid, excluding any amounts owing related to the Excluded Liabilities or the Excluded Assets.

“Accounts Receivable” means all accounts receivable, notes receivable and indebtedness for borrowed money or overdue accounts receivable of the Business, in each case, due and owing by any third party.

“Acquired Personal Property” means the Personal Property, excluding the Excluded Personal Property, and the Designated Personal Property.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Assumed Contracts” means the Contracts related to the Business listed on Section 11.1(A) of the Seller Disclosure Letter, Contracts related to the Business that are entered into in the Ordinary Course of Business after the date hereof, and Contracts that are entered into in compliance with Section 6.1 after the date hereof. The parties acknowledge that from time to time following the date hereof through the Closing, certain Contracts that were inadvertently omitted from or included in Section 11.1(A) of the Seller Disclosure Letter, but that were intended by the parties to be or not to be, as applicable, Assumed Contracts, may be discovered by the parties. If and to the extent any such Contracts are discovered, such Contracts may be added to or deleted from Section 11.1(A) of the Seller Disclosure Letter, subject to the consent of each of Buyer and Seller, which consent shall not be unreasonably withheld or delayed.

“Business Day” means any day, other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions in New York, New York are authorized or required by Law to be closed.

“Buyer Material Adverse Effect” means any changes, events or effects that (i) are materially adverse to the financial condition of Buyer; provided, that the following, individually and in the aggregate, shall be excluded from the definition of Buyer Material Adverse Effect and from any determination as to whether a Buyer Material Adverse Effect has occurred: (A) any change, event or effects arising out of or resulting from changes in or affecting the (x) travel, hospitality or gaming industries generally or in Nevada or (y) the financial, banking, currency or capital markets in general, (B) any change, event or effect resulting primarily from the entering into or public announcement of the transactions contemplated by this Agreement, and (C) any change, event or effect resulting from any act of terrorism, commencement or escalation of armed hostilities in the U.S. or internationally or declaration of war by the U.S. Congress, or (ii) materially impairs the ability of Buyer to timely perform his obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commission” means the U.S. Securities and Exchange Commission.

“Contract” means any agreement, contract, lease, power of attorney, note, loan, evidence of indebtedness, purchase order, letter of credit, settlement agreement, franchise agreement, undertaking, covenant not to compete, employment agreement, license, instrument, obligation, commitment, understanding, policy, purchase and sales order, quotation and other executory commitment to which any Person is a party or to which any of the assets of such Person are subject, whether oral or written, express or implied.

“Customer Database” means all customer databases, customer lists, historical records of customers and any other customer information collected and used by Seller, Seller Parent or their Affiliates, prior to the Closing Date.

“Encumbrances” means claims, pledges, agreements, limitations on voting rights, charges or other encumbrances or restrictions on transfer of any nature and in the case of real property, covenants, conditions, restrictions, easements, rights of way, leases, rights of reverter and other matters of record.

“Excluded Contracts” means all Contracts that are not Assumed Contracts.

“Excluded Intellectual Property” means any Intellectual Property owned, licensed to, or used by Seller Parent or any of its Affiliates (including, without limitation, the Intellectual Property which is subject to the License Agreement and the domain name www.southcoastcasino.com), except the Intellectual Property owned exclusively by LLC, used exclusively in the operation of the Business or listed on Section 11.1(B) of the Seller Disclosure Letter (which shall be considered Transferred Intellectual Property).

“Excluded Personal Property” means the following:

(i) any personal property covered by equipment leases from third parties (including Affiliates of LLC) or other agreements by which property owned by third parties (including Affiliates of LLC) is located at the Hotel/Casino or on the Land and used in connection with the operation of the Business (including, without limitation, vending machines), other than pursuant to Assumed Contracts;

(ii) the Excluded Software;

(iii) all point of sale credit card verification terminals or imprint plates owned by third parties, other than pursuant to Assumed Contracts (provided that any such terminals or imprint plates that are subject to Assumed Contracts remain subject to those Assumed Contracts);

(iv) any and all Personal Property and other items, including without limitation, any signs or other items indicating that the Property is owned and/or operated by or on behalf of, or identifying the Property as affiliated with, Coast Hotels and Casinos, Inc. or Boyd Gaming Corporation, or bearing the System Marks “BOYD GAMING” , “COAST CASINOS” or any other System Mark of Seller, Seller Parent, LLC or their Affiliates, except for those items (a) subject to the License Agreement and (b) that Buyer and Seller mutually agree may be modified by Buyer at Buyer’s sole expense to remove such System Marks or identification, and as to which, at least thirty (30) days prior to the Closing Date, Buyer and Seller have agreed in writing as to: (A) the manner of modification of such items by Buyer; and (B) the time within which such modification shall be effected by Buyer;

(v) all records, files and memorabilia pertaining to Seller, Seller Parent or any prior or current Affiliates and predecessors of Seller, LLC or Seller Parent (other than with respect to the Business);

(vi) any non-transferable gaming licenses, liquor licenses or other licenses or permits pertaining to the Hotel/Casino; and

(vii) Seller’s insurance policies, rights thereto and proceeds thereof (except as expressly set forth herein).

“Excluded Software” means all computer software owned by or licensed for use by Seller or its Affiliates, including, without limitation, all source codes, user codes and data, whether on tape, disc or other computerized format, and all related user manuals, computer records, service codes, programs, stored materials and databases (including, without limitation, all access codes and instructions needed to obtain access to and to utilize the information contained on such computer records), together with any and all updates and modifications of all of the foregoing and all copyrights related to the computer software, including without limitation the Customer Database and any customer tracking system, except for software or other items (i) under any Assumed Contract or (ii) used exclusively at the Hotel/Casino, but only to the extent owned by Seller or any of its Affiliates and transferable to Buyer.

“Fixtures” means all fixtures owned by Seller, LLC or their respective Affiliates and placed on, attached to, or located at and used in connection with the operation of the Hotel/Casino.

“Gaming Authorities” means any governmental authority or agency with regulatory control or jurisdiction over the conduct of lawful gaming or gambling.

“Gaming Laws” means any federal, state, local or foreign statute, ordinance, rule, regulation, permit, consent, registration, finding of suitability, approval, license, judgment, order, decree, injunction or other authorization, including any condition or limitation placed thereon, governing or relating to casino and gaming activities and operations.

“Hotel/Casino” means the hotel, casino, parking facility and accessory buildings and facilities commonly known as the South Coast Hotel & Casino located on the Land.

“Intellectual Property” means all intellectual property or other proprietary rights of every kind, foreign or domestic, including all patents, patent applications, inventions (whether or not patentable), processes, products, technologies, discoveries, copyrights, copyrighted works, apparatus, trade secrets, trademarks, trademark registrations and applications, domain names, service marks, service mark registrations and applications, trade names, trade secrets, know-how, trade dress, copyright registrations, customer lists, confidential marketing and customer information and confidential technical information.

“IRS” means the Internal Revenue Service, a division of the United States Treasury Department, or any successor thereto.

“knowledge of Buyer” means, when used in the phrases “knowledge of Buyer” or “Buyer’s knowledge” or words of similar import, the actual knowledge of: Buyer, Michael Gaughan, Jr., Franklin Toti, Barry Lieberman and Steve Harris.

“knowledge of Seller”, “knowledge of Seller Parent” , “knowledge of LLC” or “knowledge of Seller and Seller Parent” means, when used in the phrases “knowledge of LLC,” “LLC’s knowledge,” “knowledge of Seller,” “Seller’ knowledge,” “knowledge of Seller Parent” or “Seller Parent’s knowledge” or words of similar import, the actual knowledge of: William S. Boyd, Keith E. Smith, Brian Larson, Paul Chakmak, David Ross, Gage Parrish, Richard Aron and Jeffrey Rodefer (with respect to regulatory matters).

“Land” means the real property described in the 2003 Survey.

“Law” means any foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award, policies, guidance, court decision, rule of common law or finding, including, but not limited to, those of any applicable Governmental Entity.

“Leases” means leases, subleases, occupancy and concession agreements affecting the Property.

“Legal Proceeding” means any action, suit, litigation, arbitration proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted, or heard by or before, or otherwise involving any court or other Governmental Entity or any arbitrator or arbitration panel.

“Liabilities” mean any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown.

“Liens” means any mortgage, pledge, lien, security interest, conditional or installment sale agreement, charge or other claims of third parties of any kind.

“Ordinary Course of Business” shall describe any action taken by a Person if such action is consistent with such Person’s past practices and is taken in the ordinary course of such Person’s normal day to day operations.

“Outside Date” means December 31, 2006; provided, however, that if, as of December 31, 2006, and at all times throughout the period thereafter, all conditions to the obligations of each respective party to this Agreement to effect the Closing as set forth in Article VII have been and remain satisfied, except for the conditions set forth in Section 7.1(c), Section 7.1(f) and Section 7.3(c), and no Gaming Authority has made a negative final determination of the type contemplated by Section 8.1(c), the “Outside Date” shall mean March 31, 2007; and provided further, that if following an extension of the Outside Date to March 31, 2007 in accordance with the foregoing, as of March 31, 2007, and at all times throughout the period thereafter, all conditions to the obligations of each respective party to this Agreement to effect the Closing as set forth in Article VII have been and remain satisfied, except for the conditions set forth in Section 7.1(c), Section 7.1(f) and Section 7.3(c), and no Gaming Authority has made a negative final determination of the type contemplated by Section 8.1(c), each party hereto, upon proper notice to the other parties hereto, shall have the option to extend the Outside Date to June 30, 2007, and in such event the “Outside Date” shall mean June 30, 2007. The Outside Date may also be extended in accordance with Section 10.2.

“Permitted Encumbrances” means the Permitted Liens, all matters disclosed by the Title Commitment (excluding any mechanic’s liens disclosed therein) and the results of the UCC-11 Search set forth on Section 11.1(C) of the Seller Disclosure Letter, all matters disclosed by the 2003 Survey and the 2006 Survey (excluding matters disclosed thereon which are timely objected to by Buyer pursuant to Section 10.4), zoning and subdivision ordinances, terms and conditions of licenses, permits and approvals for the Hotel/Casino and Laws of any Governmental Entity having jurisdiction over the Property, non-delinquent general real estate and tangible personal property Taxes and assessments for the year of the Closing and thereafter, and special Taxes and assessments payable or becoming a Lien after the Closing Date. Liens and Encumbrances imposed on the Property after the date hereof that arise from or are related to special improvement districts in which the Property is located shall also be Permitted Encumbrances for the purposes of this Agreement.

“Permitted Liens” means, with respect to LLC (i) Liens or Encumbrances for assessments and other governmental charges not delinquent or which are currently being contested in good faith by appropriate proceedings and disclosed in Section 11.1(D) of the Seller Disclosure Letter; (ii) Liens or Encumbrances for Taxes not yet due and payable; (iii) mechanics’ and materialmen’s Liens or Encumbrances not filed of record and similar charges not delinquent and disclosed in Section 11.1(D) of the Seller Disclosure Letter, or which are filed of record but are being contested in good faith by appropriate proceedings and disclosed in Section 11.1(D) of the Seller Disclosure Letter (provided, that if any such Lien or Encumbrance is ultimately affirmed in such contest, Seller shall promptly pay Buyer an amount equal to the amount necessary to discharge such Lien or Encumbrance); (iv) Liens or Encumbrances in respect of judgments or awards with respect to which LLC shall in good faith currently be prosecuting an appeal or other proceeding for review and with respect to which LLC shall have secured a stay of execution pending such appeal or such proceeding for review which are disclosed in Section 11.1(D) of the Seller Disclosure Letter (provided, that if any such Lien or Encumbrance is ultimately affirmed in such appeal or other proceeding, Seller shall promptly pay Buyer an amount equal to the amount necessary to discharge such Lien or Encumbrance); (v) any Liens or Encumbrances or privilege vested in any lessor, licensor or permitter for rent or other obligations of LLC thereunder so long as the payment of such rent or the performance of such obligations is not delinquent and such lease, license or permit is disclosed in Section 11.1(D) of the Seller Disclosure Letter; (vi) rights of tenants under operating leases to the extent they are an Assumed Contract; and (vii) any Assumed Liability.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, joint venture, estate, other entity or “group” (as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended).

“Personal Property” means all office, hotel, casino, showroom, restaurant, bar, convention, meeting and other furniture, furnishings, appliances, equipment, equipment manuals, slot machines, gaming tables and gaming paraphernalia (including parts or inventories thereof), Vehicles, point of sale equipment, two-way security radios and base station, maintenance equipment, tools, signs and signage, office supplies, cleaning supplies in unopened cases or bulk containers or packages; linens (sheets, towels, blankets, napkins), uniforms, silverware, glassware, chinaware, pots, pans and utensils, and food, beverage, and alcoholic beverage inventories owned by Seller or LLC and used exclusively in the operation of the Hotel/Casino on the Closing Date.

“Post-Transfer Tax Period” means any Tax Period beginning after the Closing Date and that portion of any Straddle Period beginning on the Closing Date.

“Pre-Transfer Tax Period” means any Tax Period ending before the Closing Date and that portion of any Straddle Period ending before the Closing Date.

“Property” means, collectively, the Land, the Hotel/Casino and the Fixtures.

“Property Employees” means the employees who are employed at the Hotel/Casino as of immediately prior to the Closing, other than the Reserved Employees.

“Representatives” means, with respect to any Person, such Person’s officers, directors, managers, members, employees, financial and other advisors and other representatives acting for or on such Person’s behalf or at such Person’s request.

“Reserved Employees” means the employees who are employed at the Hotel/Casino that are listed on Section 11.1(E) of the Seller Disclosure Letter.

“Room Revenues” means all revenues from the rental of guest rooms at the Hotel/Casino, together with any sales or other taxes thereon.

“Seller Material Adverse Effect” means, in the case of Seller, Seller Parent or LLC, any changes, events or effects that (i) are materially adverse to the business, financial condition or results of operations of the Business or the Assets; provided, that the following, individually and in the aggregate, shall be excluded from the definition of Seller Material Adverse Effect and from any determination as to whether a Seller Material Adverse Effect has occurred: (A) any change, event or effects arising out of or resulting from changes in or affecting the (x) travel, hospitality or gaming industries generally or in Nevada or (y) the financial, banking, currency or capital markets in general, (B) any change, event or effect resulting primarily from the entering into or public announcement of the transactions contemplated by this Agreement, and (C) any change, event or effect resulting from any act of terrorism, commencement or escalation of armed hostilities in the U.S. or internationally or declaration of war by the U.S. Congress, or (ii) materially impairs the ability of Seller, Seller Parent or LLC to timely perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis.

“Straddle Period” means any Tax Period beginning before the Closing Date and ending on or after the Closing Date.

“Subsidiary” or the plural thereof means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner or managing member or (ii) at least 50% of the securities or other equity interests having by their terms voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization that is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“System Mark” means service marks, trademarks, copyrights, trade names, patents, fictitious firm names, color arrangements, designs, logos and other registrations now or hereafter held or applied for in connection therewith.

“Tax” or “Taxes” means any and all taxes, charges, fees, levies, duties, liabilities, impositions or other assessments, including, without limitation, income, gross receipts, profits, excise, gaming, real or personal property, environmental, recapture, sales, use, value-added, withholding, social security, retirement, employment, unemployment, occupation, service, license, net worth, payroll, franchise, gains, stamp, transfer and recording taxes, fees and charges, imposed by the IRS or any other taxing authority (whether domestic or foreign including, without limitation, any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest whether paid or received, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies, duties, liabilities, impositions or other assessments. For purposes of this Agreement, “Taxes” also includes any obligations under any agreements or arrangements with any other person or entity with respect to Taxes of such other person or entity (including pursuant to Treas. Reg. § 1.1502-6 or comparable provisions of state, local or foreign tax Law) and including any Liability for Taxes of any predecessor entity.

“Tax Period” means any period prescribed by any Governmental Entity for which a Tax Return is required to be filed or a Tax is required to be paid.

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including attachments thereto and amendments thereof, and including, without limitation, information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Title Insurer” means Fidelity National Title Agency of Nevada, Inc.

“Title Policy” means the ALTA Owner’s policy of title insurance to be issued by the Title Insurer for the benefit of Buyer pursuant to the terms of the Title Commitment.

“Transferred Customer Database” means an electronic copy, in form and substance reasonably satisfactory to Seller and Buyer, of the following databases, each as derived from the Customer Database and in the same format that existed in the Customer Database as of July 1, 2006: (i) the slot (CMS) database, the hotel (HIS) database and sales and catering (Delphi) database, each as relating exclusively to customers of the Hotel/Casino since December 2005, and (ii) any other database maintained at the Hotel/Casino relating exclusively to customers of the Hotel/Casino.

“Transferred Intellectual Property” means (a) all Intellectual Property used exclusively in the operation of the Business (other than the Excluded Intellectual Property), (b) the “MICHAEL’S RESTAURANT” mark used primarily in connection with the restaurant of the same name at the Barbary Coast Hotel and Casino in Las Vegas, Nevada and (c) the domain name spacostadelsur.com. For the avoidance of doubt, Transferred Intellectual Property shall include the Transferred Customer Database.

“Vehicles” means those certain passenger and delivery vehicles identified in Section 11.1(F) of the Seller Disclosure Letter.

(b) The following are terms defined elsewhere in this Agreement, as indicated below:

Terms	Cross Reference in Agreement
2003 Survey	Section 10.4
2006 Survey	Section 10.4
AAA	Section 9.5(b)
Acquisition	Section 6.17(a)
Agreement	Preamble
Asset(s)	Section 2.1
Assumed Liabilities	Section 2.6(a)
Budgeted Construction Costs	Section 2.9
Business	Preamble
Buyer	Preamble
Buyer Benefit Plans	Section 6.4(d)
Buyer Disclosure Letter	Article V
Buyer Indemnified Parties	Section 9.2(a)
Buyer’s 401(k) Plan	Section 6.4(f)
Buyer’s Medical Plan	Section 6.4(e)
Cap	Section 9.6(a)
Cash	Section 3.3(d)(ii)
Cash Makeup Amount	Section 6.10(e)
Closing	Section 1.2
Closing Date	Section 1.2
Confidential Information	Section 6.5(b)
Credit Agreement	Section 4.13
Damages	Section 9.2(a)
Designated Personal Property	Section 2.1(j)
Employee Benefit Plans	Section 4.6
ERISA	Section 4.6
Escrow Agent	Section 3.2
Escrow Agreement	Section 3.2
Escrow Amount	Section 3.2
Excluded Assets	Section 2.2
Excluded Liabilities	Section 2.6(b)
Final Resolution Date	Section 3.3(a)
GAAP	Section 3.3(a)
Governmental Approvals	Section 6.6(a)
Governmental Entity	Section 4.2(c)

Terms	Cross Reference in Agreement
HSR Act	Section 4.2(c)
Indemnified Party	Section 9.3
Indemnifying Party	Section 9.3
Independent Accounting Firm	Section 3.3(b)
Informed Party	Section 6.5(b)
Key Contract	Section 7.2(e)
Key Contract Party	Section 7.2(e)
License Agreement	Section 1.3(f)
LLC	Preamble
LLC Units	Preamble
Material Contracts	Section 4.5(a)
Michael’s Restaurant	Section 4.9(d)
Minimum Proceeds	Section 3.1
Monetary Encumbrances	Section 10.2(c)
Net Offering Proceeds	Section 6.10(a)
No Sale Period	Section 6.17(a)
No Solicitation Period	Section 6.4(h)
Non-Assignable Asset	Section 2.4(a)
Note	Section 6.10(d)
Notice	Section 9.3
Objection Notice	Section 9.5(a)
Offering	Section 6.10(a)
Options	Section 5.4
Owned Shares	Section 5.4
Per Diem Taxes	Section 9.2(d)(iii)
Per Share Price	Section 6.10(a)
Property Taxes	Section 2.11
Prospectus Supplement	Section 6.10(a)
Purchase Price	Section 3.1
Q2 Financials	Section 3.3(a)
Registration Statement	Section 6.10(a)
Right of First Refusal Period	Section 6.17(b)
Sale	Preamble
SEC Filings	Section 4.2(c)
Securities Act	Section 6.10(c)
Seller	Preamble
Seller Disclosure Letter	Article IV
Seller Indemnified Parties	Section 9.2(b)
Seller Parent	Preamble
Seller’s 401(k) Plan	Section 6.4(e)
Share Repurchase	Section 6.10(d)
Sports Book	Section 6.18
Sports Book Transition Period	Section 6.18
Stock Purchase Agreement	Section 6.10(d)

Terms	Cross Reference in Agreement
Survival Period	Section 9.1(b)
Tax Claim	Section 9.4(b)
Third Party	Section 6.17(b)
Third Party Claim	Section 9.4(a)
Threshold	Section 9.6(a)
Title Commitment	Section 10.1
Transfer	Section 2.1
Transferred Employees	Section 6.4(a)
Transferred Registered IP	Section 4.9(a)
Transition Services Agreement	Section 1.3(g)
UCC Search	Section 10.1
Underwriters	Section 6.10(a)
Underwriting Agreement	Section 6.10(a)
WARN	Section 6.4(c)
Working Capital	Section 3.3(d)
Working Capital and Cash Adjustment	Section 3.3(c)
Working Capital and Cash Statement	Section 3.3(a)
Working Capital and Cash Statement Dispute Notice	Section 3.3(b)

Section 11.2 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of Nevada, applicable to contracts executed in and to be performed entirely within the State of Nevada.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Nevada State court, or Federal court of the United States of America, sitting in Nevada, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Nevada State court or, to the extent permitted by Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Nevada State or Federal court, (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Nevada State or Federal court, and (v) to the extent such party is not otherwise subject to service of process in the State of Nevada, appoints CSC Services of Nevada, Inc. as such party’s agent in the State of Nevada for acceptance of legal process and agrees that service made on any such agent shall have the same legal force and effect as if served upon such party personally within such state. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 11.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.2(C).

Section 11.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, faxed (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice). If any such notice or other communication hereunder is mailed in accordance with the foregoing, a copy, which shall not constitute notice hereunder, shall be concurrently faxed to the recipient party at the applicable fax numbers noted below (or at such other fax number for a party as shall be specified by like notice).

(a) if to Seller or LLC, to

c/o Boyd Gaming Corporation

2950 Industrial Road

Las Vegas, NV 89109-1100

Attn: Chief Financial Officer and General Counsel

Fax: (702) 792-7335

with a copy to:

Morrison & Foerster LLP

19900 MacArthur Boulevard

Irvine, CA 92612-2445

Attn: Robert M. Mattson, Jr., Esq.

Fax: (949) 251-7438

(b) if to Buyer, to

Michael J. Gaughan

Prior to the Closing:

c/o Coast Hotels and Casinos, Inc.

4500 West Tropicana Avenue

Las Vegas, NV 89103

Fax: (702) 365-7566

Following the Closing:

9777 Las Vegas Blvd. South

Las Vegas, NV 89183

Fax: (702) 797-8001

with a copy to:

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, CA 90071-3197

Attn: Karen E. Bertero, Esq.

Fax: (213) 229-7520

Section 11.4 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section or Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available.

Section 11.5 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 11.6 Entire Agreement; No Third Party Beneficiaries. This Agreement and all documents and instruments referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Each party hereto agrees that, except for the representations and warranties contained in this Agreement and the respective disclosure letters, neither Seller, Seller Parent, LLC nor Buyer makes any other representations or warranties, and each hereby disclaims any other representations and warranties made by itself or any of its respective Representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to any of them or their respective Representatives of any documentation or other information with respect to any one or more of the foregoing.

Section 11.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 11.8 Assignment. Except as provided in this Section 11.8, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, without limitation, by merger or consolidation) or otherwise. Any assignment in violation of the preceding sentence shall be void. Notwithstanding the foregoing, Seller and Seller Parent acknowledge and agree that Buyer may, without the consent of Seller or Seller Parent, assign his rights, interest and obligations hereunder (either before or after the Closing Date) to a newly-formed, wholly-owned Affiliate of Buyer; provided, however, that any such assignment shall not relieve Buyer of his obligations hereunder.

Section 11.9 Parties of Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 11.10 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 11.11 Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. In the event of any ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

Section 11.12 Amendment. This Agreement may be amended by each of the parties hereto. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 11.13 Extension; Waiver. At any time prior to the Closing, on the one hand Buyer may, and on the other hand Seller, Seller Parent and LLC, by action taken or authorized by their respective boards of directors and partners or members, if applicable, may (a) extend the time for or waive the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions of the other parties hereto contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

Section 11.14 Time of Essence. Time is of the essence with respect to this Agreement and all terms, provisions, covenants and conditions hereof.

Signature Page Follows Immediately Hereafter

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

BOYD GAMING CORPORATION, a Nevada corporation

By:	/s/ William S. Boyd
Name:	William S. Boyd
Title:	Chairman and Chief Executive Offiver

COAST HOTELS AND CASINOS, INC., a Nevada corporation

By:	/s/ William S. Boyd
Name:	William S. Boyd
Title:	Vice President

SILVERADO SOUTH STRIP, LLC a Nevada limited liability company

By:	COAST HOTELS AND CASINOS, INC.,
a Nevada corporation,
its sole member

	By:	/s/ Keith Smith
	Name:	Keith Smith
	Title:	Vice President

BUYER
Signature:	/s/ Michael J. Gaughan
Name:	Michael J. Gaughan